Form 10-K, Exhibit 13
period 1994-07-02
DELCHAMPS INC
filed 1994-09-29
CIK 729970

EXHIBIT 13

                          DELCHAMPS, INC. AND SUBSIDIARY


Portion of inside front cover of 1994 Annual Report


FIVE YEAR FINANCIAL HIGHLIGHTS
(In thousands except per share amounts)

                                                                           FISCAL YEAR ENDED
                                                     ____________________________________________________________
                                                      JULY 2,     JULY 3,     JUNE 27,    JUNE 29,     JUNE 30,
STATEMENT OF EARNINGS DATA:                            1994        1993         1992        1991         1990
                                                    (52 WEEKS)  (53 WEEKS)   (52 WEEKS)   (52 WEEKS)  (52 WEEKS)
_________________________________________________________________________________________________________________
Sales                                               $1,067,191  $ 1,034,531  $ 949,849   $  959,169   $ 948,257
Operating Income                                        22,019       27,907     12,885       28,703      27,854
Earnings before income taxes
     and cumulative effect of changes
     in accounting principles                           17,858       22,738      8,005       23,299     22,122
Net earnings                                            10,951       14,373      5,799       15,247     14,385
Net earnings per common share                             1.54         2.02       0.81         2.14       2.02
Dividends declared per common share                       0.44         0.44       0.44         0.43       0.39
Weighted average shares outstanding                      7,114        7,114      7,126        7,132      7.132


BALANCE SHEET DATA:
_________________________________________________________________________________________________________________

Working Capital                                     $   54,926   $   49,511  $  38,448   $   41,793   $ 38,197
Total assets                                           263,269      252,052    246,725      223,857    220,183
Long term debt and obligations under
     capital leases, excluding current
     installments                                       32,169       39,503     42,214       36,062     44,147
Stockholders' equity                                   136,300      126,262    112,800      107,873     91,180


Pages 6 through 13 of 1994 Annual Report

                               DELCHAMPS, INC. AND SUBSIDIARY
                        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



DELCHAMPS, INC. AND SUBSIDIARY
Reports of Independent Auditors and Management
______________________________________________________________________________
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Delchamps, Inc.:

We have audited the accompanying consolidated balance sheets of Delchamps, Inc. and subsidiary as of July 2, 1994 and July 3, 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended July 2, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delchamps, Inc. and subsidiary at July 2, 1994 and July 3, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended July 2, 1994, in conformity with generally accepted accounting principles.

As discussed in note 9 to the consolidated financial statements the Company changed its method of accounting for postemployment benefits in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". As discussed in note 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

August 5, 1994
Atlanta, Georgia        /s/   KPMG Peat Marwick LLP

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

     The Management of Delchamps, Inc. and subsidiary (the "Company") is responsible for the preparation, integrity, and objectivity of the consolidated financial statements and related information appearing in the Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and include amounts and interpretations that are based on Management's best estimates and judgments.
     The Company maintains a system of internal accounting control which provides reasonable assurance that financial records are reliable for preparation of financial statements and that assets are properly accounted for and safeguarded.
     The consolidated financial statements were audited by KPMG Peat Marwick LLP, independent auditors appointed by the Stockholders of the Company upon the recommendation of the Board of Directors. Their audits provide an independent review of Management's discharge of its responsibilities for reporting the Company's financial condition and results of operations.
The Audit and Finance Committee of the Board of Directors, the majority of whom are outside directors, meets periodically with the internal and independent auditors to review their accounting, financial and audit reports and any recommendations they have for improvements in the system of internal accounting control.

MANAGEMENT'S REPORT ON DIVIDENDS AND STOCK PRICES

    The common stock of Delchamps, Inc. is traded on the Nasdaq National Market under the symbol DLCH. Trading commenced with the Company's initial public offering on November 23, 1983. The following information represents the high and low sales prices on the Nasdaq National Market.

    Fiscal Year Ended
      July 2, 1994                                   High      Low
    First Quarter                                     24         19
    Second Quarter                                  24.5       20.5
    Third Quarter                                     24      20.75
    Fourth Quarter                                  22.5       20.5

    Fiscal Year Ended
      July 3, 1993                                   High      Low
    First Quarter                                   22.25    16.625
    Second Quarter                                     25     17.25
    Third Quarter                                    27.5      21.5
    Fourth Quarter                                   27.5        20

     The Company has paid a regular quarterly dividend of $.07 per share from November 1, 1983 through August 1988, $.09 per share from September 1988 through August 1989, $.10 per share from September 1989 through August 1990, and $.11 per share thereafter.
  As of July 28, 1994, there were approximately 1,191 shareholders of record.

DELCHAMPS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
July 2, 1994 and July 3, 1993
(In thousands except share data)


__________________________________________________________________________________
                              Assets                           1994        1993
__________________________________________________________________________________
Current assets:
     Cash and cash equivalents (note 2)                     $  15,378    12,070
     Trade and other accounts receivable                        9,475     7,941
     Merchandise inventories (note 3)                         105,663    97,083
     Prepaid expenses                                             443     1,242
     Income taxes receivable (note 10)                             58         -
     Deferred income taxes (note 10)                            1,529     2,129
                                                             _________ _________
Total current assets                                          132,546   120,465
                                                             _________ _________
Property and equipment (notes 4 and 5):
     Land                                                       6,312     6,495
     Buildings and improvements                                51,742    49,492
     Fixtures and equipment                                   198,746   185,211
    Construction in progress                                    4,972     3,339
                                                             _________ _________
                                                              261,772   244,537
Less accumulated depreciation and amortization                138,643   120,271
                                                             _________ _________
Net property and equipment                                    123,129   124,266
                                                             _________ _________

Cost in excess of fair value of assets acquired,
net of accumulated amortization
of $1,062 in 1994 and $905 in 1993                              5,210     5,367

Other assets                                                    2,384     1,954
                                                             _________ _________
                                                            $ 263,269   252,052
                                                             __________ ________

_____________________________________________________________________________________
               Liabilities and Stockholders' Equity             1994       1993
_____________________________________________________________________________________
Current liabilities:
     Current installments of obligations under
       capital leases (note 4)                               $  1,576     1,705
     Current installments of long-term debt (note 5)            3,760     3,759
     Notes payable (note 6)                                    11,574     3,847
     Current installments of guaranteed ESOP debt (note 7)      2,000     2,000
     Accounts payable                                          43,578    39,785

Accrued expenses:
     Salaries and wages                                         2,007     4,423
     Licenses and other taxes                                   7,185     8,070
     Other                                                      5,940     5,934
                                                              _________ ________
Total accrued expenses                                         15,132    18,427
                                                              _________ ________
Income taxes (note 10)                                              -     1,431
                                                              _________ ________
Total current liabilities                                      77,620    70,954
                                                              _________ ________
Obligations under capital leases, excluding current
     installments (note 4)                                     11,811    13,387
Long-term debt, excluding current installments (note 5)        18,358    22,116
Guaranteed ESOP debt, excluding current installments (note 7)   2,000     4,000
Deferred income taxes (note 10)                                14,154    14,785
Other liabilities                                               3,026       548
                                                             _________ _________
Total liabilities                                             126,969   125,790
                                                             _________ _________
Stockholders' equity (notes 5 and 11):
     Junior participating preferred stock of no par value.
          Authorized 5,000,000 shares; no shares issued             -         -
     Common stock of $.01 par value.  Authorized 25,000,000
          shares; issued 7,113,581 shares                          71        71
     Additional paid-in capital                                19,731    19,731
     Retained earnings                                        121,434   113,611
                                                              ________ _________
                                                              141,236   133,413
Less:
     Guaranteed ESOP debt (note 7)                              4,000     6,000
     Unamortized restricted stock award compensation (note 8)     936     1,151
                                                              ________ _________
     Total stockholders' equity                               136,300   126,262
                                                              ________ _________
Commitments and contingencies (notes 4, 8, and 12)
                                                           $  263,269   252,052
                                                              ======== =========
See accompanying notes to consolidated financial statements.


DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Earnings
Years ended July 2, 1994, July 3, 1993 and June 27, 1992
(In thousands except per share amounts)

__________________________________________________________________________________________________________________
                                                                                  1994         1993        1992
__________________________________________________________________________________________________________________
Sales                                                                         $ 1,067,191   1,034,531    949,849
Cost of sales (note 3)                                                            796,364     770,457    713,865
                                                                             _____________ ___________ __________
     Gross profit                                                                 270,827     264,074    235,984

Selling, general and administrative expenses                                      248,808     236,167    223,099
                                                                             _____________ ___________ __________
    Operating income                                                               22,019      27,907     12,885
                                                                             _____________ ___________ __________
Other income (expense):
     Interest expense                                                              (4,298)     (5,389)    (5,258)
     Interest income                                                                  137         220        378
                                                                             _____________ ___________ __________
                                                                                   (4,161)     (5,169)    (4,880)
                                                                             _____________ ___________ __________

     Earnings before income taxes and cumulative effect of changes in
           accounting principles                                                   17,858      22,738      8,005

Income taxes (note 10)                                                              6,207       8,365      2,206
                                                                             _____________ ___________ __________
     Earnings before cumulative effect of changes in accounting
           principles                                                              11,651      14,373      5,799

Cumulative effect of change in accounting for income taxes (note 10)                  900           -          -
Cumulative effect of change in accounting for postemployment benefits
  (net of income tax benefits of $1,000) (note 9)                                  (1,600)          -          -

      Net earnings                                                           $     10,951      14,373      5,799
                                                                             ============== ============ =========
Earnings per common share:
   Earnings before cumulative effect of changes in accounting principles     $      1.64         2.02       0.81
   Cumulative effect of change in accounting for income taxes                       0.12            -          -
   Cumulative effect of change in accounting for postemployment benefits          (0.22)           -          -
                                                                             ______________ ____________ __________
   Net earnings per common shares                                            $      1.54         2.02       0.81
                                                                             ============== ============ ==========
Weighted average number of common shares                                           7,114        7,114      7,126
                                                                             ============== ============ ==========
See accompanying notes to consolidated financial statements.


DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years ended July 2, 1994, July 3, 1993, and June 27, 1992
(In thousands)

___________________________________________________________________________________________________________________________
                                             Common Stock
                                             _____________
                                               Issued         Additional                          Restricted    Total
                                             _____________     Paid-in    Retained   Guaranteed     Stock    Stockholders'
                                             Shares  Amount    Capital    Earnings   ESOP Debt      Award       Equity
___________________________________________________________________________________________________________________________
Balances at June 29, 1991                   7,132   $  71     20,212      99,703    (10,000)      (2,113)     107,873
Amortization of restricted stock awards         -       -           -           -          -          262         262
Retirement of restricted stock awards
     (note 8)                                 (18)      -        (481)          -          -          481           -
Reduction of guaranteed ESOP debt               -       -           -           -      2,000            -       2,000
Net earnings                                    -       -           -       5,799          -            -       5,799
Dividends declared of $.44 per share            -       -           -      (3,134)         -            -      (3,134)
                                            ______  _______   ________   __________  _________     ________   ________
Balances at June 27, 1992                   7,114      71      19,731     102,368     (8,000)      (1,370)    112,800

Amortization of restricted stock awards         -       -           -           -          -          219         219
Reduction of guaranteed ESOP debt               -       -           -           -      2,000            -       2,000
Net earnings                                    -       -           -      14,373          -            -      14,373
Dividends declared of $.44 per share            -       -           -      (3,130)         -            -      (3,130)
                                            ______  _______   ________   _________   _________     ________   ________
Balances at July 3, 1993                    7,114      71      19,731     113,611     (6,000)      (1,151)    126,262

Amortization of restricted stock awards         -       -           -          -           -          215         215
Reduction of guaranteed ESOP debt               -       -           -          -       2,000            -       2,000
Net earnings                                    -       -           -      10,951          -            -      10,951
Dividends declared of $.44 per share            -       -           -      (3,128)         -            -      (3,128)
                                           _______  _______  ________     ________    _______      _________  ________
Balances at July 2, 1994                    7,114   $  71      19,731     121,434     (4,000)        (936)    136,300
                                           =======  =======  ========     ========    =======      =========  ========
See accompanying notes to consolidated financial statements.


DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended July 2, 1994, July 3, 1993, and June 27, 1992
(In thousands)

__________________________________________________________________________________________________________________
                                                                                  1994         1993        1992
__________________________________________________________________________________________________________________
Cash flows from operating activities:
  Net earnings                                                             $  10,951        14,373       5,799
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                             18,770        18,099      15,599
    (Gain)loss on sale of property and equipment                                (115)           12         319
    Restricted stock award amortization                                          215           219         262
    Deferred income tax (benefit) expense                                       (631)        2,117       1,231
    Cumulative effect of change in accounting for income taxes                  (900)            -           -
    Cumulative effect of change in accounting for postemployment benefits      1,600             -           -
    Increase in merchandise inventories                                       (8,580)       (1,663)     (3,256)
    Increase (decrease) in accounts payable and accrued expenses                 501          (884)      7,330
    (Decrease) increase in income taxes, net                                    (889)        1,760      (3,000)
    Other, net                                                                   700        (1,131)     (1,362)
                                                                            ____________ ____________ ___________
    Net cash flows provided by operating activities                           21,622        32,902      22,922

Cash flows from investing activities:
   Additions to property and equipment                                       (17,705)      (20,824)    (31,530)
   Proceeds from sale of property and equipment, net                             256           507         365
                                                                            ____________ ____________ ___________
    Net cash used in investing activities                                    (17,449)      (20,317)    (31,165)

Cash flows from financing activities:
   Principal payments on obligations under capital leases                    (1,705)        (1,812)     (2,260)
   Principal payments on long-term debt and notes payable                    (7,606)       (39,118)    (22,135)
   Proceeds from issuance of long-term debt and notes payable                11,574         32,222      38,475
   Dividends paid                                                            (3,128)        (3,130)     (3,134)
                                                                            ____________ _____________ __________

   Net cash (used in) provided by financing activities                         (865)       (11,838)     10,946

Net increase in cash and cash equivalents                                     3,308            747       2,703

Cash and cash equivalents at beginning of year                               12,070         11,323       8,620
                                                                            ____________ _____________ __________

Cash and cash equivalents at end of year                                   $ 15,378         12,070      11,323
                                                                            ============ ============= ==========

See accompanying notes to consolidated financial statements.


DELCHAMPS, INC. AND SUBSIDIARY
Notes To Consolidated Financial Statements
July 2, 1994, July 3, 1993, and June 27, 1992

(1)  Summary of Significant Accounting Policies

(a)  Description of Business

     Delchamps, Inc. and subsidiary (the "Company") are engaged in the business of retail food distribution through the Company's supermarkets located in Alabama, Florida
Louisiana, and Mississippi.

(b)  Definition of Fiscal Year

     The Company's fiscal year ends on the Saturday closest to June 30. Fiscal years 1994 and 1992 comprised
52 weeks while fiscal year 1993 comprised 53 weeks.

(c)  Principles of Consolidation

     The consolidated financial statements include the accounts of Delchamps, Inc. and its wholly owned wholesale subsidiary. All significant intercompany balances and transactions were eliminated in consolidation.

(d)  Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(e)  Merchandise Inventories

     Inventories are stated at the lower of cost or market.
Cost is determined on the last-in, first-out ("LIFO") basis for 87% of inventories in 1994, 85% in 1993, and 87% in 1992.
With respect to the remaining inventories, primarily produce and market, cost is determined on the first-in, first-out ("FIFO") basis. Inventories developed from the retail method comprised approximately 50% of total inventories in 1994, 52% in 1993, and 58% in 1992.

(f)  Property and Equipment

     Property and equipment are stated at cost. Buildings and equipment acquired prior to July 1, 1984 are depreciated over the estimated useful lives of the respective assets using primarily the double-declining-balance method. Buildings and equipment acquired subsequent to July 1, 1984, are depreciated over the estimated useful lives of the respective assets using the straight-line method.

     Buildings and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or fair value of the property at the inception of the lease. Assets leased under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related assets. The Company uses the following periods for depre-ciating and amortizing property and equipment:

Buildings............................... 10-50 years
Leasehold improvements......................10 years
Fixtures and equipment....................5-10 years

(g) Cost in Excess of Fair Value of Assets Acquired

    Cost in excess of fair value of assets acquired arose from the purchase of 3 supermarkets and real estate in August, 1987 and is being amortized over a 40 year period on a straight-line basis.

(h)  Income Taxes

     Deferred income taxes are recognized for all significant temporary differences between the tax basis and financial statement amount of assets and liabilities. The tax consequences of those differences expected to occur in the subsequent year are classified as a current asset or liability.

     Job credits are recorded as a reduction of the pro-vision for Federal income taxes in the year realized.

     In February 1992, the Financial Accounting Standards
Board ("FASB") issued Statement of Accounting Standards
No. 109, "Accounting for Income Taxes" ("SFAS No. 109") which supersedes SFAS No. 96. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to tax-able income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     In fiscal year 1994, the Company adopted SFAS No. 109, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statements of earnings.

(i)   Earnings Per Share

     Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding.

(2) Cash Equivalents

    Cash equivalents are stated at cost which approximates market value. Cash equivalents at July 2, 1994, and July 3, 1993 consisted of the following:

                                          (In thousands)
                                          1994       1993
                                      ___________ ___________

Marketable Unit Investment Fund       $    993       1,521
Cash Management Tax Exempt Fund            171           9
                                      ___________ ___________
                                      $  1,104       1,530
                                      =========== ===========

(3) Merchandise Inventories

     The Company uses the LIFO method of valuing certain of its merchandise inventories to minimize inflation induced inventory profits and to achieve a better matching of current costs with current revenues. Inventories would increase by approximately $13,012,000 at July 2, 1994 and $13,050,000 at July 3, 1993 if all of the Company's inventories were stated at cost determined by the first-in, first-out method. Further, net earnings would decrease by approxi-mately $24,000 in fiscal year 1994, increase by $130,000 in fiscal year 1993, and decrease by $732,000 in fiscal year
1992, after applying the Company's marginal tax rate and without assuming an investment return on the applicable income tax savings.

     The Company is a member of a cooperative asso-ciation from which it purchases private label merchandise for resale and certain store equipment. Merchandise inven-tories purchased from this cooperative association approxi-mated 20% of total inventory purchases in 1994, 23% in 1993, and 26% in 1992.

(4) Leases

     The Company leases certain store properties and warehouse equipment under capital leases that expire over the next 13 years. The Company also leases store proper-ties, and transportation equipment under noncancelable operating leases that expire over the next 23 years.
Contingent rentals on store properties are paid as a percentage of sales in excess of a stipulated minimum. In the normal course of business, it is expected that most leases will be renewed or replaced by leases on other properties and equipment.

     Included in property and equipment are the following amount applicable to capital leases:

                                        (In thousands)
                                     1994          1993
                                 ____________   ___________

Buildings                        $ 13,998          13,998
Fixtures and equipment             19,040          19,040
                                 ____________   ____________
                                   33,038          33,038
Less accumulated amortization      24,975          23,487
                                 ____________   ____________
                                 $  8,063           9,551
                                 ============   ============


   Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of July 2,1994 are as follows:

                                           (In thousands)
                                        Capital   Operating
Fiscal year                              Leases      Leases
                                        __________ __________

   1995                                $   3,126    38,771
   1996                                    2,079    38,380
   1997                                    2,081    37,661
   1998                                    2,081    36,764
   1999                                    2,081    36,045
Later years                               13,090   306,655
                                        __________ __________
Total minimum lease payments              24,538   494,276
                                                   ==========
Less amount representing interest         11,151
                                        __________
Present value of net minimum capital
  lease payments                          13,387
Less current installment of
   obligations under capital leases        1,576
                                        ___________
Long-term obligations under capital
  leases                                $  11,811
                                        ===========

     Rental expense and contingent rentals for operating leases are as follows:

                                               (In thousands)
                                          1994     1993      1992
                                        ________ ________ _________

Minimum rentals                       $  40,979   38,201   34,388
Contingent rentals                          110     105       281
                                        ________ ________ _________
                                       $  41,089   38,306   34,669
                                        ======== ======== =========

     Most of the Company's leases stipulate that the Company pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased property.

     As of July 2, 1994, the Company had entered into additional lease commitments for 10 store properties. The following table summarizes the approximate rentals which will be required for the store property leases for the next
20 years.


                           (In thousands)
    Fiscal year                Rent
 ________________       __________________

        1995               $  3,022
        1996                  3,022
        1997                  3,022
        1998                  3,022
        1999                  3,085
   2000-2014                 38,760

(5) Long-Term Debt

     Long-term debt as of July 2, 1994 and July 3, 1993 consisted of the following:


                                                    (In thousands)
                                                  1994          1993
                                               ___________  ____________
5.51% Note payable, due in 84 monthly
 installments of $297,619 in principal
 plus interest, with the final installment
 due July 1, 2000, unsecured                  $   21,430        25,000

Note payable, with interest rates based
 on LIBOR + 1.5 % due in 60 monthly
 installments of $15,625 in principal plus
 interest, with the final installment due
 March 1, 1998, secured by deposit accounts
 with the lender                                     688           875
                                               ___________   ____________
          Total long-term debt                    22,118        25,875
Less current installments                          3,760         3,759
                                               ___________   ____________
Long-term debt, excluding current
    installments                               $  18,358        22,116
                                               ===========   ============

    Agreements underlying the notes payable contain restrictive covenants which limit the payment of dividends, additional debt, lease rentals, and transactions with affiliates, and require maintenance of certain working capital and equity levels. At July 2, 1994, the Company was in compliance with all covenants. At July 2, 1994, approximately $22,070,000 of the Company's retained earnings was available for the payment of dividends under such restrictive provisions.

     Cash payments for interest were approximately
$4,312,000, $5,383,000, and $5,275,000 in 1994, 1993
and 1992, respectively.

     Aggregate annual maturities on long-term debt for fiscal years after July 2, 1994 are approximately as follows:

                               (In thousands)
      Fiscal year             Annual maturities
    _______________         ___________________
        1995                    $   3,759
        1996                        3,759
        1997                        3,759
        1998                        3,697
        1999                        3,572
        2000                        3,572

     Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of the long-term debt outstanding at July 2, 1994 approximates the carrying value.

(6)  Notes Payable

     Notes payable as of July 2, 1994 and July 3, 1993 consisted of the following:

                                     (In thousands)
                                   1994          1993
                                ___________   ___________
Unsecured borrowings under
lines of credit, due on
various dates throughout
fiscal 1995, with floating
interest rates that are
currently less than the
prime rate                      $ 11,574        3,847



     At July 2, 1994, the Company had $93,426,000 in available unsecured lines of credit with various financial institutions which expire throughout fiscal 1995 and provide for interest at rates of at least 200 basis points below the prime interest rates.

(7) Leveraged Employee Stock Ownership Plan

     In November 1987, the Company leveraged its existing Employee Stock Ownership Plan ("ESOP"). The
ESOP used the proceeds of the loan to purchase approxi-mately 1,097,000 shares of the Company's common stock.
The common stock is held by the ESOP trustee in a "suspense account" and these shares serve as collateral for the loan. Each year the Company will make a contribution to the ESOP which the trustee will use to make principal payments. With each loan payment a portion of the common stock is released from the "suspense account" and allocated to participating employees. The Company is required to pay interest on the loan in excess of any dividends received on unallocated shares.

     The Company guaranteed $20 million of ESOP debt under the loan agreement. The loan is repayable in 10 equal annual installments of principal, with the final installment due in June 1996. Interest is payable quarterly at a rate equal to 80% of the prime rate. The loan obligation of the ESOP is considered an unearned employee profit sharing trust con-tribution and is recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned employee profit sharing trust contribution are reduced by the amount of any loan repayments made by the ESOP.


(8)  Employee Benefit and Incentive Plans

     The Company has a profit-sharing plan and an employee stock ownership plan covering substantially all employees who have completed two years of service. The total annual contributions to these plans for fiscal years
1994, 1993, and 1992 were as follows:

                                      (In thousands)
                                   1994      1993     1992
                                _________ _________ ________
Employee stock ownership plan     $2,000    2,000    2,000

     The Company has an incentive compensation plan for certain management personnel tied to the Company's overall performance. There was no charge to operations for this plan in 1994, $2,274,000 was charged to operations in 1993 and $725,000 in 1992.

     In fiscal 1988, the Company adopted, with stock-holder approval, a restricted stock award plan. The plan provides that a maximum of 150,000 shares of common stock be awarded to key executives. During 1989, 138,000 shares were awarded to key executives at a price of $.01 per share. No shares have been awarded since 1989. Total compensation expense to be charged to operations over the term of the plan is approximately $3,209,000. Total compensation expense associated with the plan was determined based on the difference between the market value and the purchase price of the stock at the date of award, and is being amortized on a straight-line basis over the period the restrictions lapse. Charges to operations for this plan were approximately $215,000 in 1994, $219,000 in 1993, and $262,000 in 1992.

     In February 1992, the Company repurchased shares previously awarded to three key executives. A total of 18,000 shares was repurchased for $.01 per share, the cost to the key executives at award date. Restricted stock awards totaling
$481,000 and representing the market value of the awarded shares at grant date, were retired concurrent with the repurchase.


(9)  Postemployment Benefits Other Than Pensions

     Effective for fiscal year 1994 the Company adopted
Statement of Financial Accounting Standards No. 112,
("SFAS No. 112"), "Employers' Accounting for Postemployment
Benefits." Under SFAS No. 112, the cost of employment benefits must be recognized on an accrual basis as employees perform services to earn the benefits.

     The Company provides a bonus to associates who leave employment. The amount of the bonus is based on longevity.

     The Company previously expensed the cost of this bonus as incurred. The Company has elected to recognize this change in accounting principle on the immediate recog-nition basis. The cumulative effect for fiscal year 1994 of adopting SFAS No. 112 was an increase in accrued postemploy-ment benefit costs of $2,600,000 ($1,600,000 after the income) tax benefit of $.22 per share).

(10) Income Taxes

     As discussed in note 1, the Company adopted
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for fiscal 1994. The cumulative effect of this change in accounting for income taxes of $900,000 is determined as of July 4, 1993 and is reported separately in the consolidated statements of earnings for the year ended July 2, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

     The components of income tax expense are as follows:

                                                (In thousands)
                                            Current    Deferred     Total
                                           __________  _________  _________
1994:
     Federal                               $  5,304       176        5,480
     State                                      706        21          727
                                           __________  __________  _________
                                           $  6,010       197        6,207
                                           ==========  ==========  =========
1993:
     Federal                               $  5,519     1,869        7,388
     State                                      729       248          977
                                           __________  __________  _________
                                           $  6,248     2,117        8,365
                                           ==========  ==========  =========
1992:
     Federal                               $    809     1,085        1,894
     State                                      166       146          312
                                           __________  __________  _________
                                           $    975     1,231        2,206
                                           ==========  ==========  =========

     The actual income tax expense differs from the
statutory tax rate for all years (computed by applying the
U.S. Federal corporate rate to earnings before income
taxes) as follows:
                                                   (In thousands)
                                               1994      1993       1992
                                           __________  _________  _________
Statutory tax rate                         $   6,072     7,731      2,722
Increase (reduction) in income taxes
  resulting from:
  State income taxes, net of
   Federal income tax benefit                    480       645        206
  Targeted jobs tax credits                     (507)     (157)      (482)
  Cost in excess of fair value
    of assets acquired                            53        53         53
  Other, net                                     109        93       (293)
                                           __________  __________  _________
    Actual tax expenses                    $   6,207     8,365      2,206
                                           ==========  ==========  =========
    Effective tax rate                          34.8%     36.8       27.6
                                           ==========  ==========  =========

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at July 2, 1994 are as follows (in thousands):



Deferred Tax Assets:
Capital lease obligation                                    $   2,043
Accrued self-insurance                                          1,391
Accrued postemployment benefits                                   998
State tax deduction                                               730
Other accrued liabilities                                       1,092
                                                            ______________
   Net deferred tax assets                                      6,254
                                                            ______________
Deferred Tax Liabilities:
Accelerated depreciation                                       18,720
Other                                                             159
                                                            ______________
    Total gross deferred liabilities                           18,879
                                                            ______________
    Net deferred tax lability                               $  12,625
                                                            ==============

     No valuation allowance was recorded against the deferred tax assets at July 2, 1994. The Company's manage-ment believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during the periods in which the Company generates net taxable income.

     The sources of deferred income taxes and their tax
effects are as follows:
                                                            (In thousands)
                                                         1993         1992
                                                     _____________ ___________
Excesss tax depreciation over financial
     statement depreciation                           $   1,658      1,239
Excess financial statement interest and
     amortization over tax rent expense on
     capitalized leases                                     203        131

Accrued expenses recognized for
     financial statement purposes, but
     not for tax purposes                                   258       (348)

Other                                                        (2)       209
                                                      ____________ ___________
                                                      $   2,117      1,231
                                                      ============ ===========

     Cash payments for income taxes were approximately
$5,741,000, $5,452,000, and $3,896,000 in 1994, 1993,and
1992, respectively.


(11)  Share Purchase Rights Plan

     In October 1988, the Company adopted a Share
Purchase Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock.
Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Junior Participat-ing Preferred Stock at a purchase price of $70, subject to adjustment. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in October 1998 or ten days following the time a person or group acquires or obtains the right to acquire a 15% position in the Company. The Rights do not have voting or dividend privileges. Until such time as they become exercisable, the Rights have no dilutive effect on the earnings per share of the Company.

(12) Commitments and Contingencies

     The Company is a defendant in various claims and legal actions considered to be in the normal course of business.
Management intends to vigorously default these claims and believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition.

     In fiscal 1989, and subsequently, the Company has entered into certain agreements with officers and key man-agement. The agreements contain provisions entitling each officer or employee covered by these agreements to receive from 1 to 3 times his annual compensation (as defined) if there is a change in control of the Company (as defined) and a termination of employment. The agreements also pro-vide for severance benefits under certain other circumstances. The agreements do not constitute employment contracts and only apply in circumstances following a change in control of the Company. In the event of a change in control of the Company and termination of all persons covered by these agreements, the cost would be approximately $10,000,000.

(13) Selected Quarterly Financial Data (Unaudited)

     Selected quarterly financial data for the years ended
July 2, 1994 and July 3, 1993 is summarized as follows:

                     (In thousands except per share amounts)
                                  Fiscal Quarters
                     _________________________________________

1994                 Fourth     Third       Second      First
                    _________ _________   __________ _________

Sales              $ 260,969   265,146      274,506    266,570
Gross profit          66,961    67,739       67,367     68,760
Earnings before
 income taxes
 and cumulative
 effect of changes
 in accounting
 principles            3,558     5,420        3,787      5,093
Earnings before
 cumulative effect
 of changes in
 in accounting
 principles            2,397     3,562        2,471      3,221
Cumulative effect
 of change
 in accounting for
 income taxes              -         -            -        900
Cumulative effect
 of change
 in accounting for
 postemployment
 benefits                  -         -           -      (1,600)
Net earnings           2,397     3,562        2,471      2,521
Earnings per common
 share:
Earnings before
 cumulative effect
 of changes in
 in accounting
 principles          $  0.34      0.50         0.35       0.45
Cumulative effect
 of change
 in accounting for
 income taxes              -         -            -       0.12
Cumulative effect
 of change in accounting
 for postemployment
 benefits                  -         -            -      (0.22)
Net earnings per
 common share           0.34       0.50         0.35      0.35
Dividends declared
 per common share    $  0.11       0.11         0.11      0.11



                     (In thousands except per share amounts)
                                  Fiscal Quarters
                     _________________________________________

1993                 Fourth     Third       Second      First
                    _________ _________   __________ _________

Sales              $ 282,408   246,521     250,228    255,374
Gross profit          70,965    64,096      65,313     63,700
Earnings before
   income taxes        6,909     5,507       5,616      4,706
Net earnings           4,313     3,534       3,528      2,998
Net earnings per
  common share     $    0.60      0.50        0.50       0.42
Dividends declared
  per common share $    0.11      0.11        0.11       0.11

Page 14 through 16 of 1994 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

      The following discussion should be read in conjunction with the financial statement and notes thereto contained herein.

RESULTS OF OPERATIONS

     At the end of the 1994 fiscal year Delchamps operated 120 supermarkets in Alabama, Florida, Mississippi and Louisiana, compared with 118 at the end of the 1993 fiscal year and 115 at the end of fiscal year 1992. The Company also operated twelve liquor stores in Florida at the end of fiscal year 1994, compared with ten liquor stores at the end of fiscal years 1993 and 1992. Results of operations set forth in the following tables and narrative are for 52-week periods in fiscal years 1994 and 1992 and for a 53-week period in fiscal year 1993. The Company's fiscal year ends on the Saturday closest to June 30.

Sales

                                     (dollars in thousands)
                                   1994        1993      1992
                               ___________ ___________ _________

Sales                         $ 1,067,191   1,034,531   949,849
Increase/(decrease) from
  prior year                       32,660      84,682    (9,320)
Percentage increase/(decrease)
  from prior year                    3.2%         8.9%    (1.0%)
Percentage increase/(decrease)
  in same store sales                1.2%         3.2%    (4.7%)

     Sales increased in 1994 because of the addition of new supermarkets (three were opened in 1994 and four were opened in 1993), the expansion of supermarkets (four were expanded in 1994 and seven were expanded in 1993), and same store sales increased 1.2% based on a compa-rable 52 week period in fiscal year 1993. Same store sales increased because of supermarket expansions and increased sales from promotional activities. Promo-tional activities include increased "Bonus Buy" promotions
(in which certain products are featured at reduced retail prices), implementing a continuity program and introducing a line of soft drink products with Delchamps as the brand name. In addition, there was significant growth in the existing Cash Back For Schools program (in which the Company makes cash donations to schools equal to 1% of the total cash register receipts collected by each school over a specified time period).

     Sales increased in 1993 because of the addition of new supermarkets (four were opened in 1993 and six were opened in 1992), the expansion of supermarkets (seven were expanded in 1993 and five were expanded in 1992), the extra week in the 1993 53-week period compared to the 1992 52-week period, and same store sales increased 3.2% based on a comparable 53-week period for fiscal year 1992. Same store sales increased in 1993 because of supermarket expansions and success from promotional activities. Promo-tional activities included Double Coupons (implemented during fiscal year 1992 under which the Company doubles coupons that have a face value of up to sixty cents), Triple Coupons (implemented in selected markets during fiscal year 1993 under which the Company triples coupons that have a face value of up to thirty-four cents), and Cash Back For Schools (implemented during fiscal year 1992).

     Sales decreased in 1992 because same store sales decreased. Same store sales decreased because of a sluggish economy, heavy promotional activity by competitors, food price deflation of approximately 1.5%, and the opening of a significant number of supermarkets by competitors. As noted above, the Company implemented the Double Coupon and Cash Back For Schools programs in an effort to improve sales trends. In addition, the Company continued its program of remodeling and expanding existing supermarkets in order to add service departments and increase the variety of merchandise sold. These efforts resulted in improved sales beginning in the fourth quarter of fiscal year 1992.

Gross Profit
                                  (dollars in thousands)
                               1994         1993       1992
                             __________  __________ ____________
Gross Profit                $ 270,827     264,074     235,984
Gross Profit percentage          25.4%       25.5%       24.8%
(Decrease)/increase in
  percentage from
  prior year                     (0.1%)      (0.7%)      (0.9%)

     Gross profit percentage decreased slightly in 1994 because of increased markdowns (retail price reductions) from the "Bonus Buy" promotional program.

      Gross profit percentage increased in 1993 because of increased buying allowances, increased sales of higher margin products located in the specialty departments of the Company's newer and expanded supermarkets, and increased sales of private label products (which have higher margins than brand name products).

     Gross profit percentage decrease in 1992 because of increased promotional activity and reductions in retail prices.


Selling, General and Administrative Expenses

                                              (dollars in thousands)
                                            1994      1993       1992
                                         __________ __________ __________

Selling, general and
  administrative (SG &A)               $    248,808   236,167    223,099
Increase from prior year                     12,641    13,068      5,694
SG & A as a percentage of sales                23.3%     22.8%      23.5%
Increase/(decrease) in percentage
  from prior year                               0.5%     (0.7%)       0.8%

     SG & A expense increased in 1994 because of increased supermarket expenses which occurred primarily as a result of new and expanded supermarkets. Supermarket expenses that increased over the 1993 period include the following: wages and salaries increased $3.5 million, utilities increased $1.2 million, promotion expenses relating to the Double Coupon program and continuity program (described in the sales section) increased $2.2 million, and building rent increased $2.7 million. Wages and salaries, utilities and rent increased primarily because of new and expanded supermarkets. Promotion expenses increased because of the implementation of the continuity program in 1994. SG & A increased as a percentage of sales over the 1993 fiscal year because the 1993 period included 53-weeks; therefore, in 1993 fixed costs such as rent and depreciation were divided into sales for a 53-week period.

     SG & A expense increased in 1993 because of added costs of new and expanded supermarkets and the extra week in the 1993 53-week period compared to the 1992
52-week period. SG & A as a percentage of sales decreased in 1993 as a result of the additional week in 1993. The decline was also attributable to savings from an ongoing cost con-trol program which improved labor scheduling, reductions in advertising and improvements in the utilization of supplies.

     SG & A expense in 1992 increased because of added costs associated with new and expanded supermarkets.
SG & A as a percentage of sales increased in 1992 because of slow sales growth combined with the increased cost of operating new locations and service departments.

Other Income and Expense
                                        (In thousands)
                                   1994      1993      1992
                               ___________ _________ __________
Interest expense               $ 4,298        5,389     5,258
(Decrease)/increase from
  prior year                    (1,091)         131      (560)
Interest income                    137          220       378
Decrease from prior year           (83)        (158)      (36)

     Interest expense decreased in 1994 primarily because the Company refinanced $25 million of long-term debt at the end of the 1993 fiscal year. The interest rate on this debt was reduced to 5.51% from 7.70% The decrease in interest expense was also caused by lower levels of indebtedness and a general decline in interest rates.

     Interest expense increased in 1993 because of increased levels of short-term indebtedness under the Company's lines of credit. Interest expense decreased in 1992 because of an overall decline in interest rates and because the Company refinanced a large portion of its debt at lower interest rates.

     Interest income decreased in the 1994, 1993, and 1992 periods. These decreases resulted from lower levels of invested cash and reduction in interest rates.


Income Taxes
                                    (dollars in thousands)
                                   1994      1993      1992
                               ___________ _________ __________

Income tax expenses             $ 6,207       8,365     2,206
Income tax effective rate          34.8%       34.8%     27.6%
Increase/(decrease) in rate
  from prior year                  (2.0%)       9.2%     (7.0%)

     In fiscal year 1994, the Company's effective income tax rate decreased from the 1993 level because earnings decreased (in 1994 the majority of earnings were taxed at a Federal rate of 34% and in 1993 the majority of earnings were taxed at a Federal rate of 35%) and targeted jobs tax credits were reinstated by the Revenue Reconciliation
Act of 1993.

     In fiscal year 1993, the Company's effective income tax rate increased because of the expiration of targeted jobs tax credits. The effective rate in 1993 approximates the combined Federal and states statutory rates.

     In fiscal year 1992, the Company's effective income tax rate decreased because of decreased earnings combined with consistent levels of targeted jobs tax credits.

Cumulative Effect of Changes in Accounting Principles

                                        (In thousands)
                                   1994      1993      1992
                               ___________ _________ __________
Cumulative effect of
     change in accounting
     for income taxes            $   900       -         -
Cumulative effect of
     change in accounting for
     postemployment benefits      (1,600)      -         -

     The Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes", ("SFAS No. 109") which supersedes SFAS No. 96. The Company implemented
SFAS No. 109 in fiscal year 1994. The cumulative effect of implementing SFAS No. 109 was to increase earnings $900,000.

     The Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 112,
"Employers' Accounting for Postemployment Benefits,"
("SFAS No. 112") which the Company implemented in fiscal year 1994. SFAS No. 112 requires that postemployment benefits, representing longevity bonus, be recognized on an accrual basis. The cumulative effect of adopting SFAS
No 112 was to decrease earnings $1,600,000.

Net Earnings


                                   (dollars in thousands)
                                   1994      1993      1992
                               ___________ _________ __________
Net earnings                   $  10,951    14,373     5,799
(Decrease)/increase from
  prior year                      (3,422)    8,574    (9,448)
Percentage (decrease)/increase
  from prior year                 (23.8%)   147.9%    (62.0%)
Net earnings as a
  percentage of sales               1.0%      1.4%       0.6%

     Net earnings decreased in 1994 from 1993 because same store sales growth decreased (to 1.2% in 1994 from 3.2% in 1993) and the Company experienced an increased rate of growth in SG & A expenses (to 23.3% of sales in 1994 from 22.8% of sales in 1993).

     Net earnings for 1993 increased because of improved sales, an increase in gross profit margin, and a reduction in SG & A expenses.

     Net earnings for 1992 decreased because of weak sales and a decline in gross profit margin.

Other


                                     (dollars in thousands)
                                   1994      1993      1992
                               ___________ _________ __________

Provision for LIFO
  (benefit)/expense               ($38)       210     (1,368)
Inflation index                0.99960    1.00222    0.98505



     In fiscal years 1994 and 1993, the rate of inflation was relatively unchanged from the prior year. Fiscal year
1992 had deflation of approximately 1.5%. The effect of inflation on the Company's operating earnings is considered to be minimal. Management does not expect the Company to be adversely affected by future inflation because a large number of its stores are leased at fixed rents for up to twenty-five year periods and because increases in the cost of merchandise can be generally passed on through retail price increases. While inflation has not had a material impact on past operating results, there is no assurance that the Company will not be affected by inflation in the future.

                                         1994      1993       1992
                                      __________ __________ ____________
Inventory turnover (annual)           7.9 times   8.0 times  7.6 times
(Decrease)/increase from
     prior year                       (.1)        0.4        0.4



     Inventory turnover decreased slightly in 1994 compared to 1993 because the 1994 period was a 52-week fiscal year compared to the 1993 period which was a 53-week fiscal year.

     In 1993, inventory turnover increased because the 1993 period was a 53-week period compared to the 1992 period which was a 52-week fiscal year.

     Inventory turnover decreased in 1992 because of weak sales and higher inventory levels. Inventory levels increased because of the introduction of the Company's new and expanded formats, which contain significantly greater square footage, more inventory and more service departments.


                                   (dollars in thousands)
                                   1994      1993      1992
                               ___________ _________ __________
Dividends paid                  $3,128        3,130     3,134
Dividends per share               0.44         0.44      0.44
Dividends as a percentage of
     net earnings                28.6%         21.8%     54.0%

     In fiscal year 1994, dividends as a percentage of net earnings increased from 1993 because of decreased earnings in 1994. Dividends paid per share remained unchanged for the 1994, 1993 and 1992 periods.

LIQUIDITY AND CAPITAL RESOURCES

Capital Spending

     The following table shows capital expenditures during the last three fiscal years and planned capital expenditures during the 1995 fiscal year.

                                     Plan            Actual
                                  __________  _______________________
Fiscal Year                          1995      1994     1993     1992
                                  __________  ________________________

Capital expenditures
  (millions)                      $  36.1      17.7      20.8    31.5
Supermarkets
  opened                                4         3          4      6
Supermarkets
  closed                                1         1          1      3
Remodels/expansions
     completed                          9         4          7      5

     The Company's plans with respect to store construction, acquisition, remodeling, and expansion are frequently reviewed and revised in light of changing conditions. In addition, the Company's ability to proceed with projects, or to complete projects during a particular period, is subject to successful negotiation of satisfactory contractual arrangements, and the timing of projects is subject to normal construction and other delays. Therefore, it is possible that not all the projects described above will be commenced or completed in fiscal year 1995, and it is possible that a portion of the expenditures with respect to projects commenced during a fiscal year carry over to the next year.

Financing and Liquidity

     Although the Company's supermarket locations are leased, the Company makes substantial expenditures to equip new and expanded supermarkets. The cost to equip a new supermarket is approximately $2.3 million while the cost to equip an expanded supermarket is approximately
$1.7 million. In addition, the Company makes substantial expenditures for distribution center facilities and equipment. The Company plans to finance its capital expenditures with funds provided by operations. However, if an insufficient amount of funds is generated, the Company may obtain long-term financing or draw on short-term credit lines. The Company has $105.0 million in credit lines from financial institutions of which $93.4 million is available for future use. While these credit lines expire throughout fiscal year 1995, the Company expects the majority of these credit lines to be extended annually as they are deemed necessary.

    Working capital increased $5,415,000 to $54,926,000 to July 4, 1993 to July 2, 1994. Additions to property and equipment were $17,705,000 during fiscal 1994 and consisted primarily of purchases of fixtures and equipment for new and remodeled stores and equipment for distribution center facilities.