Form 10-K, Exhibit 13
period 1995-07-01
DELCHAMPS INC
filed 1995-10-02
CIK 729970

FIVE YEAR FINANCIAL HIGHLIGHTS
(In thousands except per share amounts)


                                                                               FISCAL YEAR ENDED

                                                              -----------------------------------------------------
                                                               JULY 1,   JULY 2,    JULY 3,    JUNE 27,   JUNE 29,
STATEMENT OF EARNINGS DATA:                                     1995      1994       1993        1992       1991
                                                             (52 WEEKS) (52 WEEKS) (53 WEEKS) (52 WEEKS) (52 WEEKS)
-------------------------------------------------------------------------------------------------------------------
Sales                                                       $1,054,088 $1,067,191 $1,034,531  $949,849   $959,169
Operating (loss) income                                        (34,991)    22,019     27,907    12,885     28,703
(Loss) earnings before income taxes
     and cumulative effect of changes
     in accounting principles                                  (40,266)    17,858     22,738     8,005     23,299
Net (loss) earnings                                            (25,666)    10,951     14,373     5,799     15,247
Net (loss) earnings per common share                             (3.61)      1.54       2.02      0.81       2.14
Dividends per common share                                        0.44       0.44       0.44      0.44       0.43
Weighted average shares outstanding                              7,113      7,114      7,114     7,126      7,132

BALANCE SHEET DATA:
-------------------------------------------------------------------------------------------------------------------

Working Capital                                             $   22,920 $   54,926 $   49,511  $ 38,448   $ 41,793
Total assets                                                   269,412    263,269    252,052   246,725    223,857
Long-term debt and obligations under
     capital leases, excluding current
     installments                                               25,745     32,169     39,503    42,214     36,062
Stockholders' equity                                           110,042    136,300    126,262   112,800    107,873


     Delchamps, Inc., founded in 1921, operates 116 grocery stores in Alabama, Florida, Louisiana and Mississippi. The Company also operates 10 liquor stores in Florida. Distribution centers are located in Hammond, Louisiana and Mobile, Alabama. Delchamps employs 8,900 people. The Company's stock is traded on the Nasdaq National Market, under the symbol DLCH.



---------------------------------------------------------------------------
On Front Cover - From Left:  Thomas R. Trebesh, V. Lawrence Abreo,
Larry S. Griffin, Timothy E. Kullman, Heidi E. Finchem, William D. Kruse, David W. Morrow, Frank L. Bennen, Richard W. La Trace, Patrick J. Curran, Kevin Burckhardt
---------------------------------------------------------------------------

TO OUR STOCKHOLDERS:

     As we enter our seventy-fifth year of operation, we are excited about the changes underway throughout our Company. Although the financial results for the year were less favorable than we are accustomed to, fourth quarter trends indicate that our aggressive restructuring and business plan are having a positive impact.

     Total sales for the year were $1,054,088,000, 1.2% less than the previous year. Net losses for the year were $25,666,000. Same store sales were 3.69% behind last year, however, fourth quarter same store sales were 2.94% ahead of last year's comparable quarter, ending four consecutive quarters of declining same store sales. This is an encouraging step at the end of a difficult year.

     During the year just ended, Delchamps experienced a number of changes in our management group. In April, Randy Delchamps stepped down as Chairman of the Board, President and Chief Executive Officer. Joining our executive management were: Frank L. Bennen , Senior Vice President, Operations; Timothy E. Kullman, Senior Vice President , Chief Financial Officer, Secretary and Treasurer; Richard W. La Trace, President and myself as your Chairman of the Board and Chief Executive Officer. No strangers to the grocery industry, our new executives have 157 years combined manage-ment experience in the industry.

     We have undertaken a very aggressive restructuring plan at Delchamps. The changes can be seen in our corporate offices, our stores and our distribution centers. We've changed the way we do business: from the way we merchandise to the way we unload a truck; from our distribution operations to the appearance of our stores. These changes will improve our efficiency and reduce our cost of doing business.

     As part of our overall restructuring plan, several stores were closed in Fiscal 1995. Four stores along the Mississippi Gulf Coast, located near the stores acquired from Kroger, were closed - consolidating our operations in the area. One antiquated store in Biloxi, Mississippi was replaced by a new store. Four stores in Louisiana, two stores in Florida (including the adjacent liquor stores), and one store in Alabama, all unprofitable operations, were closed.

     These closings were the first moves in a comprehensive plan to restore Delchamps to profitability. We recognize that such turnarounds seldom happen overnight. Understanding the challenge ahead, our management is charged with the greatest sense of urgency to return the Company to the level of profitability expected by our shareholders.

     Equally important in our business plan is a return to Delchamps' tradition of low prices. We expect this change will increase store traffic by attracting many new customers as well as satisfying our current ones. Our new advertising campaign highlights our return to low prices and exceptional value.

     As part of the capital investment strategy, in addition to major remodels and expansions, we will renovate and re-decor forty stores in Fiscal 1996. These stores have not undergone renovation in as many as ten years. We anticipate that this renovation program, in conjunction with our low price position, will help improve our market share and improve the sales in each of the forty stores we update.

     We have restructured our organization with an eye to productivity, efficiency and accountability. We were successful in hiring several senior executives with proven track records in the grocery industry. Their combined expertise and experience will provide leadership and training opportunities for our employees.

     In summary, we have dedicated ourselves to providing value; value for the customers and value for our shareholders. We are encouraged by the prospects and our vision for the future of our Company. At the same time, we fully recognize the magnitude of the challenge before us. I am confident that with our new management and our sharpened business focus, Delchamps will rise to its preeminent position of preferred grocer in the Gulf-Southeast.

     We are looking forward to our seventy-fifth year of excellence and tradition and are grateful for the continued support of our employees and shareholders.




David W. Morrow
Chairman of the Board and Chief Executive Officer

                        A CHANGE IN BUSINESS FOCUS

     We have changed our business focus and sharpened our marketing approach. Our focus for Fiscal 1996 is Value. Value to our customers in the form of low prices, superior selection and high service levels; Value to our shareholders in the form of increased profitability and return on investment.

     At Delchamps our competitive advantage has always been our people. This continues to be the case. We have added specialists in several business areas to help us improve our quality control and training. We have increased the responsibilities of our District Managers, placing more eyes on our business and improving service and efficiency.
Our added merchandising, training and quality control specialists will greatly enhance our efforts in preparing our employees for all aspects of their jobs with the goal of dramatically enhancing our customer service.

     Our focus on customer value is the theme of our new advertising campaign. As our slogan says, "So many things for so much less."
We have developed a new marketing approach that puts emphasis on our low prices and recognizes local market preferences and tastes of products carried in our stores. Prices, and with them margins, have been reduced on thousands of products, discounts offered on pre-priced merchandise and coupons doubled up to fifty cents, all to increase store traffic. In support of our low price theme, we have added "comparable market basket" price information to our advertising campaign. By comparing our prices with our competitors, we are able to demonstrate to our customers that Delchamps is dedicated to re-establishing a lower price image.

     We have continued our newsprint, electronic media and direct mail advertising in all our market areas. Outdoor advertising, store signage and "point of sale" hand bills were redesigned to incorporate our new advertising slogans.

     We are excited about all of the changes at Delchamps and proud of the progress already made. We are looking forward to Fiscal 1996 as we prepare for our seventy-fifth year of operations and continue to position ourselves for the twenty-first century.


This chart is a bar graph of sales by year for the years 1991 through 1995. In the years 1991, 1992, 1993, 1994 and 1995 sales were $959 million, $950 million, $1,035 million, $1,067 and $1,054 million, respectively.

                        OUR NEW LOOK FOR 1996

     During Fiscal 1995, we opened three new stores. These new store units are located in Spanish Fort, Alabama and Biloxi and Pass Christian, Mississippi. We also purchased seven stores from Kroger, Inc., thus eliminating a competitor along the Gulf Coast of Mississippi and in central and southern Alabama.

     In addition to new stores opened, we remodeled and expanded five stores during Fiscal 1995. These newly remodeled and expanded stores are located in Fairhope, Bay Minette, and Birmingham, Alabama; and New Orleans and Slidell, Louisiana. Our program of expanding and remodeling existing store units has been extremely successful, adding an average 35% same store sales increase to a well established store base.

     For Fiscal 1996, our business plan calls for an extremely aggressive forty store re-decor and renovation program. Forty units over ten years in age, that have not undergone renovation, are targeted in this program. This program will take place over the next twelve months and will feature a new interior decor package offering a bright and fresh look.
Our goal is to increase same store sales, as a result of these renovations for these specific stores, by as much as 10%.

     A major renovation and expansion of a store in Theodore, Alabama is currently underway. This renovation will be completed later in the fiscal year, adding over 20,000 square feet to the facility, thereby increasing its size to 49,259 square feet.

     Two new stores are planned for the current fiscal year. One store in Pensacola, Florida will be 45,978 square feet in size with an adjacent 4,000 square foot liquor store. A second new store will open in Robertsdale, Alabama later this year approximating 30,000 square feet in size.

This chart is a bar graph of stores opened and closed by year for the years 1991 through 1995 and an estimate for the 1996 year. In 1991 three stores were closed and five were opened, in 1992 three stores were closed and six were opened, in 1993 one store was closed and four were opened, in 1994 one store was closed and three were opened, in 1995 twelve stores were closed and ten were opened. It is estimated in 1996 that no stores will be closed and two stores will be opened.

                                 NEW FACES


     In addition to the changes in the Company's executive group, four new management level individuals have joined the Company. Kenneth A. Easton, Director of Distribution and Transportation, has assumed the responsibility for the Company's distribution, transportation and warehouse operations in the Hammond Distribution Center and the Mobile forward buying warehouse facilities.

     New to our merchandising operations are: Louis Kertesz, Director of Produce Merchandising, and Donald E. Admire, Director of Deli-Bakery Merchandising. Both have a wealth of experience in supermarket merchandising and offer fresh and creative approaches to our merchandising efforts.

     George W. Yurcisin joined Delchamps' management as Corporate Advertising Manager. A former advertising agency associate, he has been instrumental in delivering our new low price message and is an integral part of our new advertising campaign.

     A new management level has been added to support our retail stores and district managers. Two zone managers, one based in our western operations and one based in our eastern operations will supervise all retail efforts. William D. Kruse has been given the responsibilities for our Louisiana and Mississippi operations and Kevin E. Burckhardt is responsible for our Alabama and Florida operations.


This chart is a bar graph of net earnings (loss) per common share by year for the years 1991 through 1995. In 1991, 1992, 1993 and 1994 net earnings were $2.14, $.81, $2.02, $1.54, respectively. In 1995 the net loss was $3.61.

The first chart is a bar graph of capital structure of total shareholder investment, capital leases and long-term debt by year for the years 1991 through 1995. In 1991 total shareholder investments were 75%, capital leases 12% and long-term debt 13%. In 1992 total shareholder investments were 73%, capital leases 10% and long-term debt 17%. In 1993 total shareholder investments were 76%, capital leases 8% and long-term debt 16%. In 1994 total shareholder investments were 81%, capital leases 7% and long-term debt 12%. In 1995 total shareholder investments were 81%, capital leases 8% and long-term debt 11%.

The second chart is a bar graph of total number of food stores at year end by year for the years 1991 through 1995 and an estimate for the 1996 year. In 1991, 1992, 1993, 1994 and 1995 total number of food stores were 112, 115, 118, 120 and 118, respectively. It is estimated that in 1996 there will be a total of 120 food stores.

The third chart is a bar graph of net earnings (loss) in millions by year for the years 1991 through 1995. In 1991, 1992, 1993, 1994 net earnings were $15.25 million, $5.80 million, $14.37 million and $10.95 million, respectively. In 1995 net losses were $25.67.

The fourth chart is a bar graph of total square feet of selling space in thousands by year for the years 1991 through 1995 and an estimate for the 1996 year. In 1991, 1992, 1993, 1994 and 1995 total square feet of selling space was 3,282, 3,458, 3,606, 3,739 and 3,753, respectively.
It is estimated that in 1996 there will be 3,815 total square feet of selling space.

DELCHAMPS, INC. AND SUBSIDIARY
Reports of Independent Auditors and Management

----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Delchamps, Inc.:

     We have audited the accompanying consolidated balance sheets of Delchamps, Inc. and subsidiary as of July 1,1995 and July 2, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended July 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delchamps, Inc. and subsidiary at July 1, 1995 and July 2, 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended July 1, 1995, in conformity with generally accepted accounting principles.
     As discussed in note 9 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." As discussed in note 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

August 4, 1995         KPMG PEAT MARWICK LLP
Atlanta, Georgia


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

MANAGEMENT'S REPORT ON DIVIDENDS AND STOCK PRICES
     The common stock of Delchamps, Inc. is traded on the Nasdaq National Market under the symbol DLCH. Trading commenced with the Company's Inital Public Offering on November 23, 1983. The following information represents the high and low sales prices on the Nasdaq's National Market.

    Fiscal Year Ended
      July 1, 1995                    High                   Low
    First Quarter                      24                    21.5
    Second Quarter                     21                    14.5
    Third Quarter                      18.5                  14.75
    Fourth Quarter                     22.5                  17.75
    Fiscal Year Ended
      July 2, 1994                     High                  Low
    First Quarter                       24                   19
    Second Quarter                      24.5                 20.5
    Third Quarter                       24                   20.75
    Fourth Quarter                      22.5                 20.5


     The Company has paid a regular quarterly dividend of $.07 per share from November 1, 1983 through August 1988, $.09 per share from September 1988 through August 1989, $.10 per share from September 1989 through August 1990, and $.11 per share thereafter.
     As of August 5, 1995, there were approximately 1,295 shareholders of record.

DELCHAMPS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
July 1, 1994 and July 2, 1994
(in thousands except share data)


----------------------------------------------------------------------------------
                                                Assets             1995      1994
----------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents (note 2)                       $  15,906    15,378
     Trade and other accounts receivable                          9,214     9,475
     Merchandise inventories (note 3)                            93,808   105,663
     Prepaid expenses                                             1,420       443
     Income taxes receivable (note 10)                            6,549        58
     Deferred income taxes (note 10)                              2,045     1,529
                                                               --------  --------
                 Total current assets                           128,942   132,546
                                                               --------  --------

Property and equipment (notes 4 and 5)
     Land                                                        13,312     6,312
     Buildings and improvements                                  56,632    51,742
     Fixtures and equipment                                     220,903   198,746
     Construction in progress                                     2,649     4,972
                                                               --------  --------
                                                                293,496   261,772
     Less accumulated depreciation and amortization             155,411   138,643
                                                               --------  --------
                 Net property and equipment                     138,085   123,129
                                                               --------  --------

Cost in excess of fair value of assets acquired, net
  of accumulated amortization of $1,062 in 1994                   ---       5,210

Other assets                                                      2,385     2,384
                                                               --------  --------
                 Total assets                                 $ 269,412   263,269
                                                               ========  ========

---------------------------------------------------------------------------------
                   Liabilities and Stockholders' Equity            1995      1994
---------------------------------------------------------------------------------
Current liabilities:
     Current installments of obligations under capital
       leases (note 4)                                        $     665     1,576
     Current installments of long-term debt (note 5)              3,760     3,760
     Notes payable (note 6)                                      30,000    11,574
     Current installments of guaranteed ESOP debt (note 7)        2,000     2,000
     Current installments of restructure reserve (note 12)        6,364      ---
     Accounts payable                                            45,063    43,578

     Accrued expenses:
        Salaries and wages                                        3,019     2,007
        Licenses and other taxes                                  7,738     7,185
        Other                                                     7,413     5,940
                                                               --------  --------
                  Total accrued expenses                         18,170    15,132
                                                               --------  --------
                  Total current liabilities                     106,022    77,620
                                                               --------  --------
Obligations under capital leases, excluding current
  installments (note 4)                                          11,147    11,811
Long-term debt, excluding current installments (note 5)          14,598    18,358
Guaranteed ESOP debt, excluding current installments (note 7)      ---      2,000
Restructure reserve, excluding current installments (note 12)    19,219      ---
Deferred income taxes (note 10)                                   5,464    14,154
Other Liabilities                                                 2,920     3,026
                                                               --------  --------
                  Total Liabilities                             159,370   126,969
                                                               --------  --------
Stockholders' equity (notes 5 and 11):
     Junior participating preferred stock of no par value.
          Authorized 5,000,000 shares; no shares issued            ---       ---
     Common stock of $.01 par value.  Authorized 25,000,000
          shares; issued 7,108,781 shares in 1995 and
          7,113,581 shares 1994                                      71        71
     Additional paid-in capital                                  19,603    19,731
     Retained earnings                                           92,637   121,434
                                                               --------  --------
                                                                112,311   141,236
     Less:
          Guaranteed ESOP debt (note 7)                           2,000     4,000
          Unamortized restricted stock award compensation
            (note 8)                                                269       936
                                                               --------  --------
     Total stockholders' equity                                 110,042   136,300
                                                               --------  --------
Commitments and contingencies (notes 4, 8, and 13)
       Total Liabilities and stockholders' equity             $ 269,412   263,269
                                                               ========   =======


See accompanying notes to consolidated financial statements.


DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Earnings
Years ended July 1, 1995 and July 2, 1994 and July 3, 1993
(in thousands except share data)


--------------------------------------------------------------------------------------------------------------------------
                                                                                     1995       1994        1993
--------------------------------------------------------------------------------------------------------------------------
Sales                                                                          $  1,054,088   1,067,191   1,034,531
Cost of Sales (note 3)                                                              798,537     796,364     770,457
                                                                                  ---------   ---------   ---------
      Gross Profit                                                                  255,551     270,827     264,074

Selling, general and administrative expenses ("S G & A"):
     Restructuring charge (note 12)                                                  28,779       ---         ---
     Other S G & A                                                                  261,763     248,808     236,167
                                                                                  ---------   ---------   ---------
     Total S G & A                                                                  290,542     248,808     236,167
                                                                                  ---------   ---------   ---------
      Operating (loss) income                                                       (34,991)     22,019      27,907
                                                                                  ---------   ---------   ---------
Interest (expense) income:
     Interest Expense                                                                (5,375)     (4,298)     (5,389)
     Interest Income                                                                    100         137         220
                                                                                  ---------   ---------   ---------
                                                                                     (5,275)     (4,161)     (5,169)
                                                                                  ---------   ---------   ---------
      (Loss) earnings before income taxes and cumulative effect of
        changes in accounting principles                                            (40,266)     17,858      22,738
Income tax expense (benefit)  (note 10)                                             (14,600)      6,207       8,365
                                                                                  ---------   ---------   ---------
      (Loss) earnings before cumulative effect of changes in accounting
        principles                                                                  (25,666)     11,651      14,373

Cumulative effect of change in accounting for income taxes (note 10)                   ---          900        ---
Cumulative effect of change in accounting for postemployment benefits
     (net of income tax benefits of $1,000) (note 9)                                   ---       (1,600)       ---
                                                                                  ---------   ---------   ---------
Net (loss) earnings                                                            $    (25,666)     10,951      14,373
                                                                                  =========   =========   =========
(Loss) earnings per common share:
     (Loss) earnings before cumulative effect of changes in accounting
       principles                                                              $      (3.61)       1.64        2.02
     Cumulative effect of change in accounting for income taxes                        ---         0.12        ---
     Cumulative effect of change in accounting for postemployment benefits             ---        (0.22)       ---
                                                                                  ---------   ---------   ---------
     Net (loss) earnings per common share                                      $      (3.61)       1.54        2.02
                                                                                  =========   =========   =========
Weighted average number of common shares                                              7,113       7,114       7,114
                                                                                  =========   =========   =========


See accompanying notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity
Years ended July 1, 1995 and July 2, 1994 and July 3, 1993
(in thousands)

=============================================================================================================================
                                                      Common Stock
                                                     ---------------
                                                         Issued      Additional                       Restricted   Total
                                                     ---------------   Paid-In  Retained   Guaranteed   Stock   Stockholders'
                                                     Shares   Amount   Capital  Earnings   ESOP Debt    Awards    Equity
-----------------------------------------------------------------------------------------------------------------------------
Balances at June 27, 1992                             7,114     $71   $19,731   $102,368   $(8,000)   $(1,370)   $112,800
Amortization of restricted stock awards                ---      ---      ---        ---       ---         219         219
Reduction of guaranteed ESOP debt                      ---      ---      ---        ---      2,000       ---        2,000
Net earnings                                           ---      ---      ---      14,373      ---        ---       14,373
Dividends declared of $.44 per share                   ---      ---      ---      (3,130)     ---        ---       (3,130)
                                                     ------   -----   -------   --------   -------    -------     -------
Balances at July 3, 1993                              7,114      71    19,731    113,611    (6,000)    (1,151)    126,262

Amortization of restricted stock awards                ---      ---      ---        ---       ---         215         215
Reduction of guaranteed ESOP debt                      ---      ---      ---        ---      2,000       ---        2,000
Net earnings                                           ---      ---      ---      10,951      ---        ---       10,951
Dividends declared of $.44 per share                   ---      ---      ---      (3,128)     ---        ---       (3,128)
                                                     ------   -----   -------   --------   -------    -------     -------
Balances at July 2, 1994                              7,114      71    19,731    121,434    (4,000)      (936)    136,300

Amortization of restricted stock awards                ---      ---      ---        ---       ---         539         539
Forfeiture of restricted stock awards                    (5)    ---      (128)      ---       ---         128         ---
Reduction of guaranteed ESOP debt                      ---      ---      ---        ---     (2,000)      ---        2,000
Net loss                                               ---      ---      ---     (25,666)     ---        ---      (25,666)
Dividends declared of $.44 per share                   ---      ---      ---      (3,131)     ---        ---       (3,131)
                                                     ------   -----   -------   --------   -------    -------     -------
Balances at July 1, 1995                              7,109     $71   $19,603    $92,637   $(2,000)     $(269)   $110,042
                                                     ======   =====   =======   ========   =======    =======     =======


See accompanying notes to consolidated financial statements.

DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended July 1, 1995 and July 2, 1994 and July 3, 1993
(in thousands)

<CAPTIION>

-------------------------------------------------------------------------------------------------
                                                                   1995      1994      1993
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net (loss) earnings                                       $ (25,666)   10,951    14,373
     Adjustments to reconcile net (loss) earnings
       to net cash provided by operating activities:
          Depreciation and amortization                           19,472    18,770    18,099
          Write-off of cost in excess of fair value
            of assets acquired                                     5,050      ---       ---
          (Loss) gain on sale of property and equipment              231      (115)       12
          Restricted stock award amortization                        667       215       219
          Deferred income tax (benefit) expense                   (9,206)     (631)    2,117
          Cumulative effect of change in accounting for
            income taxed                                            ---       (900)     ---
          Cumulative effect of change in accounting for
            postretirement benefits                                 ---      1,600      ---
          Decrease (increase) in merchandise inventories          11,855    (8,580)   (1,663)
          Increase (decrease) in accounts payable,
            accrued expenses and current installments of
            restructure reserve                                   10,887       501      (884)
          (Decrease) increase in income taxes, net                (6,491)     (889)    1,760
          Increase (decrease) in other liabilities and
            restructure reserve                                   19,113       700    (1,131)
          Increase in other assets                                  (716)     ---       ---
                                                                 -------    ------    ------
          Net cash flows provided by operating activities         25,196    21,622    32,902

Cash flows from investing activities:
     Additions to property and equipment                         (35,239)  (17,705)  (20,824)
     Proceeds from sale of property and equipment, net               611       256       507
                                                                 -------    ------    ------
          Net cash used in investing activities                  (34,628)  (17,449)  (20,317)

Cash flows from financing activities:
     Principal payments on obligations under capital leases       (1,576)   (1,705)   (1,812)
     Principal payments on long-term debt and notes payable      (15,333)   (7,606)  (39,118)
     Proceeds from issuance of long-term debt and notes
       payable                                                    30,000    11,574    32,222
     Dividends paid                                              (3,131)   (3,128)   (3,130)
                                                                 -------    ------    ------
          Net cash provided by (used in) financing
            activities                                            9,960      (865)  (11,838)

Net increase in cash and cash equivalents                           528     3,308       747

Cash and cash equivalents at beginning of year                   15,378    12,070    11,323
                                                                -------    ------    ------

Cash and cash equivalents at end of year                       $ 15,906    15,378    12,070
                                                                =======    ======    ======


See accompanying notes to consolidated financial statements.

DELCHAMPS, INC. AND SUBSIDIARY
Notes To Consolidated Financial Statements
July 1, 1995, July 2, 1994, and July 3, 1994
===========================================================================

(1)  Summary of Significant Accounting Policies

(a)  Description of Business
     Delchamps, Inc. and subsidiary ("the Company") are engaged in the business of retail food distribution through the Company's supermarkets located in Alabama, Florida
Louisiana, and Mississippi.

(b)  Definition of Fiscal year
     The Company's fiscal year ends on the Saturday closest to June 30. Fiscal years 1995 and 1994 comprised
52 weeks while fiscal year 1993 comprised 53 weeks.

(c)  Principles of Consolidation
     The consolidated financial statements include the acconts of Delchamps, Inc. and its wholly owned wholesale subsidiary. All significant intercompany balances and transactions were eliminated in consolidation.

(d)  Cash Equivalents
     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instuments purchased with a maturiity of three months or less to be cash equivalents.

(e)  Merchandise Inventories
     Inventories are stated at the lower of cost or market.
Cost is determined on the last-in, first-out ("LIFO") basis for 87% of inventories in 1995 and in 1994, and 85% in 1993.
With respect to the remaining inventories, primarily produce and market, cost is determined on the first-in, first-out ("FIFO:) basis. Inventories developed from the retail method comprised approximately 55% of total inventories in 1995, 50% in 1994, and 52% in 1993.

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

Buildings...................................................... 10-50 years
Leasehold improvements.............................................10 years
Fixtures and equipment...........................................5-10 years

(g) Cost in Excess of Fair value of Assets Acquired
    Cost in excess of fair value of assets acquired arose from the purchase of three supermarkets and real estate in fiscal year 1988. For fiscal years 1988 through 1994, amortization was recorded over a 40 year period on a straight-line basis.
    Since the acquisition in fiscal year 1988, the acquired property has not achieved sales and earnings projections prepared at the time of the acquisition. The primary cause of the shortfall in the Company's projections was because of competitors increasing promotional activity, competitors opening new supermarkets, and competitors expanding existing supermarkets. The Company determined, based on the trend of operating results for 1988 through 1995, that the projected results of the acquired property would not support the future amortization of the remaining balance of the cost in excess of fair value of assets acquired of $5.1 million in the fourth quarter of fiscal year 1995.

(h)  Income Taxes
     Deferred income taxes are recognized for all significant temporary differences between the tax basis and financial statement amount of assets and liabilities. The tax consequences of those differences expected to occur in the subsequent year are classified as a current asset or liability.
     Job credits are recorded as a reduction of the pro-vision for Federal income taxes in the year realized.
     In February 1992, the Financial Accounting Standards
Board ("FASB") issued Statement of Accounting Standards
No. 109, "Accounting for Income Taxes" ("SFAS no. 109") which supersedes SFAS No. 96. Under the asset and liability method of SFAS NO. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to tax-able income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     In fiscal year 1994, the Company adopted SFAS No. 109, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consoli-dated statements of earnings.

(i)   Earnings Per Share
      Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding.

(j)   Recent Accounting Pronouncements
      In December 1993, Statement of Position 93-7, "Reporting on Advertising Costs," became effective which requires certain accounting treatment for advertising costs. In June 1993, SFAS No. 116, "Accounting for Contributions Received and Contributions Made" became effective which requires certain accounting treatment for contributions.
The Company believes that results of operations will not be significantly impacted from the above pronouncements.

(2)  Cash Equivalents
     Cash equivalents are stated at cost which approximates market value. Cash equivalents at July 1, 1995 and July 2, 1994 consisted of the following:

                                                        (In thousands)
                                                       1995        1994
                                                       ----        ----

Euro Dollar Time Deposits                            $6,995         ---
Marketable Unit Investment Fund                         928         933
Cash Management Tax Exempt Fund                          36         171
                                                      -----       -----
                                                     $7,959       1,104
                                                      =====       =====
(3) Merchandise Inventories
     The Company uses the LIFO method of valuing certain of its merchandise inventories to minimize inflation induced inventory profits and to achieve a better matching of current costs with current revenues. Inventories would increase by approximately $13,358,000 at July 1, 1995 and $13,012,000 at July 2, 1994 if all of the Company's inven-tories were stated at cost determined by the first-in, first-out method. Further, net earnings would increase by approxi-mately $322,000 in fiscal year 1995, decrease by $24,000 in fiscal year 1994, and increase by $130,000 in fiscal year
1993, after applying the Company's marginal tax rate and without assuming an investment return on the applicable income tax savings.
     The Company is a member of a cooperative asso-ciation from which it purchases private label merchandise for resale and certain store equipment. Merchandise inven-tories purchased from this cooperative association approxi-mated 19% of total inventory purchases in 1995, 20% in 1994, and 23% in 1993.

(4) Leases
          The Company leases certain store properties and equipment under capital leases that expire over the next 12 years. The Company also leases warehouses, store proper-ties, and store equipment under noncancellable operating leases that expire over the next 22 years.
Contingent rentals on store properties are paid as a percentage of sales in excess of a stipulated minimum. In the normal course of business, it is expected that most leases will be renewed or replaced by leases on other properties and equipment.
     Included in property and equipment are the following amounts applicable to capital leases:


                                                                 (In thousands)
                                                                  1995      1994
                                                                 ------    ------
Buildings                                                       $13,998    13,998
Fixtures and equipment                                           19,040    19,040
                                                                 ------    ------
                                                                 33,038    33,038
Less accumulated amortization                                    26,197    24,975
                                                                 ------    ------
                                                                $ 6,841     8,063
                                                                 ======    ======

     Future minimum lease payments under
noncancellable operating leases and the present value of future minimum capital lease payments as of July 1,1995 are as follows:

                                                                 (In thousands)
                                                               Capital   Operating
Fiscal Year                                                     Leases    Leases
                                                               --------  ---------
1996                                                            $ 2,079    39,611
1997                                                              2,081    38,843
1998                                                              2,081    37,948
1999                                                              2,081    37,387
2000                                                              2,081    36,754
Later years                                                      11,009   303,671
                                                                 ------   -------

    Total minimum lease payments                                 21,412   494,214
      Less amount representing interest                           9,600   =======
                                                                 ------
    Present value of net minimum capital
      lease payments                                             11,812

    Less current installment of obligations
      under capital leases                                          665
                                                                 ------
    Long-term obligations under capital
      leases                                                    $11,147
                                                                 ======


     Rental expense and contingent rentals for operating leases are as follows:


                                                              (In thousands)
                                                        1995       1994     1993
                                                      --------   -------   -------
Minimum rentals                                      $  43,552    40,979    38,201
Contingent rentals                                          99       110       105
                                                      --------   -------   -------
                                                     $  43,651    41,089    38,306
                                                      ========   =======   =======


     Most of the Company's leases stipulate that the Company pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased property.
     As of July 1, 1995 the Company had entered into additional lease commitments for 4 store properties. The following table summarizes the approximate rentals which will be required of the store property leases for the next
20 years.

                                    (In thousands)
            Fiscal year                  Rent
            -----------             --------------
               1996                    $1,045
               1997                     1,045
               1998                     1,045
               1999                     1,045
               2000                     1,045
            2001-2015                  15,675

(5) Long-term Debt
     Long-term debt as of July 1, 1995 and July 2, 1994 consisted of the following:


                                                   (In thousands)
                                                  1995       1994
                                                  ----       ----
5.51% note payable, due in 84 monthly
     installments of $297,619 in principal
     plus  interest, with the final installment
     due July 1, 2000, unsecured                 $ 17,858    21,430

Note payable, with interest rates based
     on LIBOR + 1.5%, due in 60 monthly
     installments of $15,625 in principal plus
     interest with the final installment due
     March 1, 1998, secured by deposit accounts
     with the lender                                  500       688
                                                   ------    ------
          Total long-term debt                     18,358    22,118
Less current installments                           3,760     3,760
                                                   ------    ------
          Long-term debt, excluding current
               installments                      $ 14,598    18,358
                                                   ======    ======

     Agreements underlying the long-term debt contain restrictive covenants which limit the payment of dividends, additional debt, lease rental, and transactions with affiliates, and require maintenance of certain working capital and equity levels. At July 1, 1995, the Company was in compliance with all covenants. At July 1,1995, approximately $5,309,000 of the Company's retained earnings was available for the payment of dividends under such restrictive provisions.
     Cash payments for interest were approximately
$5,368,000, $4,312,000, and $5,383,000  in 1995, 1994
and 1993, respectively.
     Aggregate annual maturities on long-term debt for fiscal years after July 1, 1995 are approximately as follows:


                                          (In thousands)
     Fiscal year                         Annual maturities
     -----------                         -----------------
       1996                                  $  3,760
       1997                                     3,760
       1998                                     3,696
       1999                                     3,571
       2000                                     3,571
                                               ------
                                             $ 18,358
                                               ======

     Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of the long-term debt outstanding at July 1, 1994 approximates the carrying value.

(6)  Notes Payable
     Notes payable as of July 1, 1995 and July 2, 1994 consisted of the following:


                                                (In thousands)
                                               1995             1994
                                               ----             ----
Revolving loan commitments,
   due on various dates throughout
   fiscal 1996, with interest rates
   based on LIBOR + 1.25%,
   secured by all of the Company's
   merchandise inventories                  $  30,000            ---

Unsecured borrowings under lines
   of credit, due on various dates
   throughout fiscal 1995, with
   floating interest rates that are
   currently less than the prime rate            ---           11,574
                                              -------         -------
                                            $  30,000          11,574
                                              =======         =======

     On June 29, 1995, the Company entered into a
$75,000,000 revolving loan credit agreement. The revolving loan agreement is committed through June, 1998. There is a commitment fee of .45 of 1% on the unused portion. At the Company's option, interest under the agreement may be based on LIBOR or the prime rate. The credit agreement requires the Company to maintain minimum levels of earnings and to comply with stated debt covenants. At July 1, 1995, the Company was in compliance with all covenants.


(7)  Leveraged Employee Stock Ownership Plan
     In November 1987, the Company leveraged its existing Employee Stock Ownership Plan ("ESOP"). The
ESOP used the proceeds of the loan to purchase approxi-matley 1,097,000 shares of the Company's common stock.
The common stock is held by the ESOP trustee in a "suspense account" and these shares serve as collateral for the loan. Each year the Company will make a contribution to the ESOP which the trustee will use to make principal payments. With each loan payment a portion of the common stock is released from the "suspense account" and allocated to participating employees. The Company is required to pay interest on the loan in excess of any dividends received on unallocated shares.
     The Company guaranteed $20 million of ESOP debt under the loan agreement. The loan is repayable in 10 equal annual installments of principal, with the final installment due in June 1996. Interest is payable quarterly at a rate equal to 80% of the prime rate. The loan obligation of the ESOP is considered an unearned employee profit sharing trust con-tribution and is recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned employee profit sharing trust contribution are reduced by the amount of any loan repayments made by the ESOP.

(8)  Employee Benefit and Incentive Plans
     The Company has an Employee Stock Ownership Plan and a Profit Sharing Plan pursuant to section 401(k) of the Internal Revenue Code which cover substantially all employees who have completed two years of service. The
Profit Sharing Plan was implemented in fiscal year 1995. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.
The plan provides for a matching contribution by the Company. The total annual contributions of these plans for fiscal years 1995, 1994, and 1993 were as follows:


                                                     (In thousands)
                                               1995      1994      1993
                                               -----     -----     -----
Employee Stock Ownership Plan                $ 2,000     2,000     2,000
Profit Sharing Plan                            1,421      ---       ---
                                               -----     -----     -----
                                             $ 3,421     2,000     2,000
                                               =====     =====     =====

     The Company has an incentive compensation plan for certain management personnel tied to the Company's overall performance. There was no charge to operations for this plan in 1995 and 1994, and $2,274,000 was charged to operations in 1993.
     In fiscal 1988, the Company adopted, with stock-holder approval, a Restricted Stock Award Plan. The plan provides that a maximum of 150,000 shares of common stock be awarded to key executives. During 1989 , 138,000 shares were awarded to key executives at a price of $.01 per share. No shares have been awarded since 1989. These awarded shares are held by the Company for future distribution in accordance with the provisions of the plan. Total compensation expense to be charged to operations over the term of the plan is approximately $3,209,000. Total compensation expense associated with the plan was determined based on the difference between the market value and the purchase price of the stock at the date of award, and is being amortized on a straight-line basis over the period the restrictions lapse. Charges to operations for this plan were approximately $667,000 in 1995 (of which $374,000 was charged against the restructuring reserve), $215,000 in 1994, and $219,000 in 1993.

(9)  Postemployment Benefits Other Than Pensions
     Effective for fiscal year 1994 the Company adopted Statement of Financial Accounting Standards No. 112,
("SFAS No. 112"), Employers' Accounting for Postemployment Benefits." Under SFAS No. 112, the cost of employment benefits must be recognized on an accrual basis as employees perform services to earn the benefits.
      The Company provides a postemployment longevity bonus to associates who leave employment after either attaining age 55 or completing 25 years of service. The amount of longevity bonus is based on length of service.
     The Company previously expensed the cost of these benefits as paid. The Company has elected to recognize this change in accounting principle on the immediate recog-nition basis. The cumulative effect for fiscal year 1994 of adopting SFAS No. 112 was an increase in accrued postemploy-ment benefit costs of $2,600,000 ($1,600,000 after the income tax benefit or $.22 per share).

(10) Income Taxes
     As discussed in note 1, the Company adopted
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for fiscal 1994. The cumulative effect of this change in accounting for income taxes of $900,000 is determined as of July 4, 1993 and is reported separately in the consolidated statements of earnings for the year ended July 2, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.
     The components of income tax (benefit) expense are as follows:


                                       (In thousands)
                                  Current   Deferred   Total
                                  -------   --------  -------
  1995
     Federal                     $(4,746)   (8,101)  (12,847)
     State                          (648)   (1,105)   (1,753)
                                  ------    ------    ------
                                 $(5,394)   (9,206)  (14,600)
                                  ======    ======    ======
  1994
     Federal                     $ 5,304       176     5,480
     State                           706        21       727
                                  ------    ------    ------
                                 $ 6,010       197     6,207
                                  ======    ======    ======

  1993
     Federal                     $ 5,519     1,869     7,388
     State                           729       248       977
                                  ------    ------    ------
                                 $ 6,248     2,117     8,365
                                  ======    ======    ======


     The actual income tax expense differs from the statutory tax rate for all years (computed by applying the U.S. Federal corporate rate to earnings before income taxes and cumulative effect of changes in accounting principles) as follows:


                                        (In thousands)
                                  1995       1994      1993
                                  ----       ----      ----
Statutory tax rate              $(13,690)    6,072     7,731
Increase (reduction) in
  income taxes resulting
  from:
   State income taxes,
     net of Federal income
     tax benefit                  (2,219)      480       645
   Targeted jobs tax credits        (385)     (507)     (157)
   Cost in excess of fair
     value of assets acquired      1,771        53        53
   Other, net                        (77)      109        93
    Actual tax (benefit)
      expense                   $(14,600)    6,207     8,365
                                 =======    ======    ======
    Effective tax rate              36.3%     34.8      36.8
                                 =======    ======    ======


     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at July 1, 1995 are as follows (in thousands):


                                               1995      1994
                                               ----      ----
Deferred Tax Assets:
  Restructure reserve                       $  9,977      ---
  Capital lease obligation                     1,939     2,043
  Accrued self-insurance                       1,937     1,391
  Accrued postemployment benefits              1,026       998
  Other accrued liabilites                     1,779     1,825
                                              ------     -----
   Net deferred tax assets                    16,658     6,257
                                              ------    ------

Deferred Tax Liabilities:
Accelerated depreciation                      19,915    18,723
Other                                            162       159
    Total gross deferred liabilities          20,077    18,882
                                              ------    ------
    Net deferred tax liability              $  3,419    12,625
                                              ======    ======


     No valuation allowance was recorded against the deferred tax assets at July 1, 1995. The Company's manage-ment believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during the periods in which the Company generates net taxable income.
     The sources of deferred income taxes and their tax effects are as follows:

                                                  (In thousands)
                                                       1993
                                                 ---------------
Excess tax depreciation over financial
     statement depreciation                       $   1,658
Excess financial statement interest and
     amortization over tax rent expense on
     capitalized leases                                 203
Accrued expenses recognized for
     financial statement purposes, but
     not for tax purposes                               258

Other                                                    (2)
                                                     ------
                                                  $   2,117
                                                     ======

     Cash payments for income taxes were approximately
$1,437,000, $5,741,000, and $5,452,000 in 1995, 1994,
and 1993, respectively.

(11) Share Purchase Rights Plan
     In October 1988, the Company adopted a Share
Purchase Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock.
Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Junior Participat-ing Preferred Stock at a purchase price of $70, subject to adjustment. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in October 1998 or ten days following the time a person or group acquires or obtains the right to acquire a 15% ownership in the Company. The Rights do not have voting or dividend privileges. Until such time as they become exercisable, the Rights have no dilutive effect on the earnings per share of the Company.

(12) Restructuring Charge
     During fiscal year 1995, the Company recorded a pretax restructuring charge of $28.8 million. The charge reflected anticipated costs associated with a program to close certain underperforming stores which could not be subleased in in whole or in part and, to a lesser extent, severance costs related to the termination of employment of former executives.
Of the total $28.8 million restructuring reserve, $3.2 million of costs and payments have been charged against the reserve as of the end of fiscal year 1995.

(13) Commitments and Contingencies
     The Company is a defendant in various claims and legal actions considered to be in the normal course of busi-ness. Management intends to vigorously default these claims and believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition.
     In fiscal 1989, and subsequently, the Company has entered into certain agreements with officers and key man-agement. The agreements contain provisions entitling each officer or employee covered by these agreements to receive from 1 to 3 times his annual compensation (as defined) if there is a change in control of the Company (as defined) and a termination of employment. The agreements also pro-vide for severance benefits under certain other circumstances. The agreements do not constitute employment contracts and only apply in circumstances following a change in control of the Company. In the event of a change in control of the Company and termination of all persons covered by these agreements, the cost would be approximately $10,000,000.


(14) Selected Quarterly Financial Data (unaudited)
     Selected quarterly financial data for the years ended
July 1, 1995 and July 2, 1994 is summarized as follows:

                            (In thousands except per share amounts)
                                        Fiscal quarters
                              -----------------------------------
1995                          Fourth    Third     Second    First
                              ------    -----     ------    -----
Sales                      $ 271,839   255,592   260,452   266,205
Gross profit                  63,881    60,956    64,912    65,802
(Loss) earnings
   before tax                (22,945)  (19,752)      202     2,229
Net (loss) earnings          (15,664)  (11,645)      168     1,475
Net (loss) earnings per
   common share            $   (2.20)    (1.64)     0.02      0.21
Dividends declared
   per common share        $    0.11      0.11      0.11      0.11




                            (In thousands except per share amounts)
                                        Fiscal Quarters
                              -----------------------------------
1994                          Fourth    Third     Second    First
                              ------    -----     ------    -----
Sales                      $ 260,969   265,146   274,506   266,570
Gross profit                  66,961    67,739    67,367    68,760
Earnings before
   income taxes
   and cumulative
   effect of changes
   in accounting
   principles                  3,558     5,420     3,787     5,093
Earnings before
   cumulative effect
   of changes in
   in accounting
   principles                  2,397     3,562     2,471     3,221
Cumulative effect
   of change
   in accounting for
   income taxes                 -         -         -          900
Cumulative effect
   of change
   in accounting for
   postemployment
   benefits                     -         -         -       (1,600)
Net earnings                   2,397     3,562     2,471     2,521
Earnings per common
    share:
Earnings before
   cumulative effect
   of changes in
   in accounting
   principles              $    0.34      0.50      0.35      0.45
Cumulative effect
   of change
   in accounting for
   income taxes                 -         -         -         0.12
Cumulative effect
   of change
   postemployment
   benefits                     -         -         -        (0.22)
Net earnings per
   common share                 0.34      0.50      0.35      0.35
Dividends declared
   per common share        $    0.11      0.11      0.11      0.11


=================================================================
Management's Discussion and Analysis of Results of Operations and
Financial Condition
=================================================================

The following discussion should be read in con-junction with the financial statement and notes thereto contained herein.

RESULTS OF OPERATIONS

      At the end of the 1995 fiscal year Delchamps operated
118 supermarkets in Alabama Florida, Mississippi and
Louisiana, compared with 120 at the end of the 1994 fiscal year and 118 at the end of fiscal year 1993. The Company also operated twelve liquor stores in Florida at the end of fiscal year 1995 and 1994 and ten liquor stores at the end of the 1993 fiscal year. Results of operations set forth in the following tables and narrative are for 52-week periods in fiscal years 1995 and 1994 and for a 53-week period in fiscal year 1993. The Company's fiscal year ends on the Saturday closest to June 30.


Sales
                                              (dollars in thousands)
                                             1995      1994       1993
                                             ----      ----       ----
Sales                                    $1,054,088  1,067,191  1,034,531
Decrease (increase) from
     prior year                             (13,103)    32,660     84,682
Percentage decrease (increase)
     from prior year                          (1.2%)       3.2%       8.9%
Percentage decrease (increase)
     in same store sales                      (3.7%)       1.2%       3.2%


     Sales decreased in 1995 because the Company operated fewer supermarkets (118 at the end of fiscal 1995 compared to 120 at the end of fiscal 1994) and same store sales decreased 3.7%. The decrease in same store sales was primarily because of competitors operning new supermarkets and expanding existing supermarkets.
In order to improve same stores sales trends, the Company implemented a new strategic plan titled "Strategy 2000" in the fourth quarter of fiscal 1995. The "Strategy 2000" program included retail price reductions on thousands of items, an increase in the amount of which coupons are doubled (from $.49 to $.50), and a new advertising campaign to promote these changes. Same store sales in the fourth quarter increased 2.9% compared to decreases of 3.1%, 7.8%, and 6.3% for the first, second, and third quarters of fiscal 1995, respectively.
     Sales increased in 1994 because of the addition of new supermarkets (three were opened in 1994 and four were opened in 1993), the expansion of supermarkets (four were expanded in 1994 and seven were expanded in 1993), and same store sales increased 1.2% based on a compa-rable 52 week period in fiscal year 1993. Same store sales increased because of supermarket expansions and increased sale from promotional activities. Promo-tional activities include increased "Bonus Buy" promotions
(in which certain products are featured at reduced retail prices), implementing a dish program which promoted dinner plates, soup bowls and other dinnerware at discount prices and introducing a line of soft drink products with Delchamps as the brand name. In addition, there was significant growth in the existing Cash Back For School program (in which the Company makes cash donations to schools equal to 1% of the total cash register receipts collected by each school).
     Sales increased in 1993 because of the addition of new supermarkets (four were opened in 1993 and six were opened in 1992), the expansion of supermarkets (seven were expanded in 1993 and five were expanded in 1992), the extra week in the 1993 53-week period compared to the 1992 52-week period, and same store sales increased 3.2% based on a comparable 53-week period for fiscal year 1992.
Same store sales increased in 1993 because of supermarket expansions and success from promotional activities. Promo-tional activities included Double Coupons (implemented during fiscal year 1992 under which the Company doubled coupons which have a face value of up to sixty cents), Triple
Coupons (implemented in selected markets during fiscal year 1993 under which the Company tripled coupons which have a face value of up to thirty-four cents), and Cash Back
For Schools (implemented during fiscal year 1992).


Gross Profit

                                               (dollars in thousands)
                                             1995       1994        1993
                                            -------    -------     -------
Gross profit                             $  255,551    270,827     264,074
Gross profit percentage                        24.2%      25.4%       25.5%
(Decrease) increase from prior year            (1.2%)     (0.1%)       0.7%


     Gross profit percentage decreased in 1995 primarily because of retail price reductions on thouands of items as part of the "Strategy 2000" program noted above.
     Gross profit percentage decreased slightly in 1994 because of increased markdowns (retail price reductions) from the "Bonus Buy" promotional program.
     Gross profit percentage increased in 1993 because of increased buying allowances, increased sales of higher margin products located in the specialty departments of the Company's newer and expanded supermarkets, and increased sales of private label products (which have higher margins than brand name products.)


Selling, General and Administrative Expenses

                                             (dollars in thousands)
                                            1995      1994      1993
                                            ----      ----      ----
Selling, general and
     administrative ("S G &A")          $  290,542   248,808   236,167
Increase from prior year                    41,734    12,641    13,068
S G & A as a percentage of sales              27.6%     23.3%     22.8%
Increase (decrease) in percentage
     from prior year                           4.3%      0.5%      0.7%


     S G & A expense increased in 1995 because restructuring charges of $28.8 million were recorded which resulted primarily from closed stores that could not be subleased in whole or in part, goodwill of $5.1 million was written-off (which related to an acquisition in fiscal 1988) because the acquired assets were consistently producing negative results, and the Company implemented a 401(k) program in fiscal 1995 which required
Company contributions of $1.4 million.
     S G & A expense increased in 1994 because of increased supermarket expenses which occurred primarily as a result of new and expanded supermarkets. Supermarket expenses which increased over the 1993 period include the following: wages and salaries increased $3.5 million, utilities increased $1.2 million, expenses relating to the Double Coupon program and dish program (described in the sales section) increased $2.2 million, and building rent increased $2.7 million. Wages and salaries, utilities and rent increased because of new and expanded supermarkets.
Expenses for double coupons and the dish program increased because of the implementation of the dish program in 1994.
S G & A increased as a percentage of sales over the 1993 fiscal year because the 1993 period included 53-weeks; therefore, in 1993 fixed costs such as rent and depreciation were divided into sales for a 53-week period.
     S G & A expense increased in 1993 because of added costs of new and expanded supermarkets and the extra week in the 1993 53-week period compared to the 1992
52-week period. S G & A as a percentage of sales decreased in 1993 as a result of the additional week in 1993. The decline was also attributable to savings from an ongoing cost con-trol program which improved labor scheduling, reduced advertising and improved the utilization of supplies.


Interest Expense and Income
                                             (in thousands)
                                        1995      1994      1993
                                        ----      ----      ----
Interest expense                       $5,375     4,298     5,389
Increase (decrease) from
     prior year                         1,077    (1,091)      131
Interest income                           100       137       220
Decrease from prior year                  (37)      (83)     (158)


     Interest expense increased in 1995 because of higher levels of indebtedness on the Company's credit lines which was caused primarily by increased capital expenditures ($35.2 million in 1995 compared to $17.7 million in 1994) and because of interest related to the restructure reserve incurred in fiscal 1995.
     Interest expense decreased in 1994 primarily because the Company refinanced $25 million of long-term debt at the end of the 1993 fiscal year. The interest rate on this debt was reduced to 5.51% from 7.70% The decrease in interest expense was also caused by lower levels in indebtedness and a general decline in interest rates.
     Interest expense increased in 1993 because of increased levels of short-term indebtedness under the Company's lines of credit.
     Interest income decreased in the 1995, 1994, and 1993 periods. These decreases resulted from lower levels of invested cash and reductions in interest rates.


Income Taxes
                                             (dollars in thousands)
                                            1995      1994      1993
                                            ----      ----      ----
Income tax (benefit) expense             $(14,600)    6,207     8,365
Income tax effective rate                    36.3%     34.8%     36.8%
Increase (decrease) in rate from
     prior year                               1.5%     (2.0%)     9.2%


     In fiscal year 1995, the Company recorded an income tax benefit as a result of the loss in earnings before taxes. The effective tax rate was negatively affected by the goodwill write-off of $5.1 million (goodwill expense is not deductible for income tax purposes) and positively affected by targeted jobs tax credits.
     In fiscal year 1994, the Company's effective income tax rate decreased from the 1993 level because earnings decreased
(in 1994 the majority of earnings were taxed at a Federal rate of 34% and in 1993 the majority of earnings were taxed at a Federal rate of 35%) and targeted jobs tax credits were reinstated by the Revenue Reconciliation Act of 1993.
     In fiscal year 1993, the Company's efffective income tax rate increased because of the expiration of targeted jobs tax credits. The effective rate in 1993 approximates the combined Federal and states statutory rates.


Cumulative Effect of Changes in Accounting Principles

                                              (in thousands)
                                        1995       1994       1993
                                        ----       ----       ----
Cumulative effect of
     change in accounting
     for income taxes                    -       $   900        -
Cumulative effect of
     change in accounting for
     postemployment benefits             -        (1,600)       -


     The Financial Accounting Standards Board issued
Statement of Accounting Standards No. 109,
"Accounting for Income Taxes", ("SFAS No. 109") which supersedes SFAS No. 96. The Company implemented
SFAS No. 109 in fiscal year 1994. The cumulative effect of implementing SFAS No. 109 was to increase earnings $900,000.
     The Financial Accounting Standards Board issued
Statement of Accounting Standards No. 112,
"Employers' Accounting for Postemployment Benefits,"
("SFAS No. 112") which the Company implemented in fiscal year 1994. SFAS No. 112 requires that postemployment longevity bonus, be recognized on an accrual basis.
The cumulative effect of adopting SFAS No. 112 was to decrease earnings $1,600,000.


Net Earnings

                                           (dollars in thousands)
                                          1995      1994        1993
                                          ----      ----        ----
Net (loss) earnings                    $(25,666)   10,951      14,373
(Decrease) increase from
   prior  year                          (36,617)   (3,422)      8,574
Percentage (decrease) increase
   from prior year                       (334.4%)   (23.8%)     147.9%
Net (loss) earnings percentage
   of sales                                (2.4%)     1.0%        1.4%


     Net earnings decreased in 1995 because of the decline in same store sales, a lower gross profit margin, and increased
S G & A expenses resulting from a restructuring charge, a goodwill write-off, and costs for the implementation of a 401(k) benefit program.
     Net earnings decreased in 1994 from 1993 because same store sales growth decreased (to 1.2% in 1994 from 3.2% in 1993) and the Company experienced an increased rate of growth in S G & A expenses (to 23.3% of sales in

1994 from 22.8% of sales in 1993.)
     Net earnings for 1993 increased because of improved sales, an increase in gross profit margin, and ongoing monitoring of S G & A expenses through a cost control program.


Other
                                   (dollars in thousands)
                                  1995      1994      1993
                                  ----      ----      ----
Provision for LIFO
     expense (benefit)        $    536       (38)      210
Inflation index                1.00375    .99960   1.00222



     In fiscal years 1995 and 1993, the rate of inflation was less than one-half of 1%. In fiscal year 1994, there was slight deflation.
The effect of inflation on the Company's operating earnings is considered to be minimal. Mangaement does not expect the Company to be adversely affected by future inflation because a large number of its stores are leased at fixed rents for up to twenty-five year periods and because increases in the cost of merchandise can be generally passed on through retail price increases.
 While inflation has not had a material impact on past operating results, there is no assurance that the Company will not be affected by inflation in the future.


                                       1995        1994        1993
                                       ----        ----        ----
Inventory turnover (annual)          8.0 times   7.9 times   8.0 times
Increase (decrease) from
     prior year                            0.1        (0.1)        0.4


     Inventory turnover increased slightly in 1995 compared to 1994 because of decreases in the Company's merchandise inventories.
For fiscal year 1995 merchandise inventory was $93.8 million com-pared to $105.7 million for fiscal year 1994. The reduction in merchan-dise inventory was due to management implementing a plan to reduce inventory levels at the Company's warehouses.
     Inventory turnover decreased slightly in 1994 compared to 1993 because the 1994 period was a 52-week fiscal year compared to the 1993 period which was a 53-week fiscal year.
     In 1993, inventory turnover increased because the 1993 period was a 53-week fiscal year compared to the 1992 period which was a 52-week fiscal year.


                                               (dollars in thousands)
                                              1995      1994      1993
                                              ----      ----      ----
Dividends paid                           $    3,131     3,128     3,130
Dividends per share                            0.44      0.44      0.44
Dividends as a percentage of
  net (loss) earnings                         (12.2%)    28.6%     21.8%


     For fiscal years 1995, 1994 and 1993, the Company paid annual dividends totaling $.44 per share.


LIQUIDITY AND CAPITAL RESOURCES

Capital Spending

The following table shows capital expenditures during the last three fiscal years and planned capital expen-ditures during the 1996 fiscal year.

                                      Plan               Actual
                                      ----      ------------------------
Fiscal Year                           1996      1995      1994      1993
                                      ----      ----      ----      ----
Capital expenditures (millions)   $   25.0      35.2      17.7      20.8
Supermarkets opened                      2        10         3         4
Supermarkets closed                      0        12         1         1
Remodels:
     Expansions completed                1         5         4         7
     Renovations completed              40         -         -         -


     The Company's plans with respect to store construction, acquisition, remodeling and expansion are frequently reviewed and revised in light of changing conditions. In addition, the Company's ability to proceed with projects, or to complete projects during a particular period, is subject to successful negotiation of satisfactory contractual arrangements, and the timing of projects is subject to normal construction

Financing and Liquidity

     Although the Company's supermarket locations are leased, the Company makes substantial expenditures to equip new and expanded supermarkets. The cost to equip a new supermarket is approximately $2.3 million while the cost to equip an expanded supermarket is approximately
$1.7 million. In addition, the Company makes substantial expenditures for distribution center facilities and equipment. The Company plans to finance its capital expenditures with funds provided by operations. However, if an insuffi-cient amount of funds is generated, the Company may obtain long-term financing or draw on a revolving loan.
The Company may borrow up to $75.0 million under the revolving loan and has currently borrowed $30.0 million under this loan agreement. The revolving loan is committed to the Company through June 1998.
     Working capital decreased $32,006,000 to $22,920,000 to July 3, 1994 to July 1, 1995. Additions to property and equipment were $35,239,000 during fiscal 1995 and consisted primarily of purchases of fixtures and equipment for new and remodeled stores and equipment for distribution center facilities.


                           OFFICERS, BOARD AND CORPORATE INFORMATION

OFFICERS                                                          CORPORATE INFORMATION
--------                                                          ---------------------
DAVID W. MORROW
CHAIRMAN OF THE BOARD & CHIEF EXECUTIVE OFFICER                     CORPORATE ADDRESS
                                                                    -----------------
RICHARD W. LA TRACE
PRESIDENT                                                            DELCHAMPS, INC.
                                                                   305 DELCHAMPS DRIVE
FRANK L. BENNEN                                                   POST OFFICE BOX 1668
SENIOR VICE PRESIDENT, OPERATIONS                                MOBILE, ALABAMA   36633
                                                                TELEPHONE (334) 433-0431
PATRICK J. CURRAN
SENIOR VICE PRESIDENT, SALES & MERCHANDISING
                                                              TRANSFER AGENT, REGISTRAR AND
TIMOTHY E. KULLMAN                                            -----------------------------
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER                 DIVIDEND DISBURSEMENT AGENT
TREASURER & SECRETARY                                          ---------------------------

V. LAWRENCE ABREO                                                  FIRST ALABAMA BANK
VICE PRESIDENT, MANAGEMENT INFORMATION SYSTEMS                    POST OFFICE BOX 5260
                                                               MONTGOMERY, ALABAMA  36103
HEIDI E. FINCHEM
VICE PRESIDENT, PUBLIC RELATIONS AND                                 STOCK LISTING
ASSISTANT SECRETARY                                                  -------------

LARRY S. GRIFFIN                                             NASDAQ NATIONAL MARKET SYSTEM
VICE PRESIDENT, REAL ESTATE                                          SYMBOL: DLCH

WILLIAM D. KRUSE                                                       FORM 10-K
VICE PRESIDENT AND ZONE MANAGER                                        ---------

THOMAS R. TREBESH                                     A COPY OF THE COMPANY'S ANNUAL REPORT TO THE
VICE PRESIDENT, HUMAN RESOURCES                           SECURITIES AND EXCHANGE COMMISSION IS
                                                      AVAILABLE TO STOCKHOLDERS WITHOUT CHARGE UPON
SARAH F. WATSON                                        WRITTEN REQUEST TO THE SENIOR VICE PRESIDENT,
ASSISTANT SECRETARY                                      CHIEF FINANCIAL OFFICER, TREASURER AND
                                                           SECRETARY AT THE CORPORATE OFFICES.
BOARD OF DIRECTORS
------------------                                                   ANNUAL MEETING
J. THOMAS ARENDALL, JR.                                              --------------
PRESIDENT
ARENDALL AND ASSOCIATES, INC.                             THE ANNUAL MEETING OF STOCKHOLDERS OF
                                                           DELCHAMPS, INC. WILL BE HELD IN THE
CARL F. BAILEY                                              ADAM'S MARK RIVERVIEW PLAZA HOTEL,
RETIRED PRESIDENT AND CHIEF EXECUTIVE OFFICER                   64 SOUTH WATER STREET
SOUTH CENTRAL BELL                                            MOBILE, ALABAMA AT 10 A.M.
                                                                 ON OCTOBER 24, 1995.
E. EUGENE BISHOP
RETIRED CHAIRMAN OF THE BOARD                                        AUDITORS
MORRISON RESTAURANTS, INC.                                           --------

JOHN A. CADDELL                                                KPMG  Peat Marwick LLP
PRESIDENT AND CHIEF EXECUTIVE OFFICER                         303 PEACHTREE STREET N.E.
CADDELL CONSTRUCTION COMPANY                                   ATLANTA, GEORGIA 30308

JAMES M. CAIN                                                     MARKET MAKERS FOR
RETIRED VICE CHAIRMAN                                             -----------------
ENTERGY CORPORATION                                                DELCHAMPS STOCK
                                                                   ---------------
WILLIAM W. CRAWFORD
RETIRED SENIOR VICE PRESIDENT AND SECRETARY                    J.C. BRADFORD & COMPANY
KRAFT, INC.                                                    MORGAN, KEEGAN & COMPANY
                                                                STERNE, AGEE & LEACH
RICHARD W. LA TRACE                                          TROSTER SINGER CORPORATION
PRESIDENT                                                      MAYER & SCHWEITZER, INC.
DELCHAMPS, INC.                                              HERZOG, HEINE, GEDULD, INC.
                                                              GOLDMAN, SACHS & COMPANY
DAVID W. MORROW                                                GABELLI & COMPANY, INC.
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER
DELCHAMPS, INC.
