Form 10-K, Exhibit 13
period 1996-07-01
DELCHAMPS INC
filed 1996-09-27
CIK 729970

FIVE YEAR FINANCIAL HIGHLIGHTS
(In thousands except per share amounts)




                                                                          FISCAL YEAR ENDED
                                                     ___________________________________________________________
                                                       June 29,    July 1,     July 2,     July 3,     June 27,
     STATEMENT OF EARNINGS DATA:                        1996        1995        1994        1993        1992
                                                     (52 Weeks)  (52 Weeks)  (52 Weeks)  (53 Weeks)  (52 Weeks)
________________________________________________________________________________________________________________
     Sales                                            $1,126,629  $1,054,088  $1,067,191  $1,034,531    $949,849
     Operating income (loss)                              13,119     (34,991)     22,019      27,907      12,885
     Earnings (loss) before income taxes
          and cumulative effect of changes
          in accounting principles                         6,299     (40,266)     17,858      22,738       8,005
     Net earnings  (loss)                                  3,852     (25,666)     10,951      14,373       5,799
     Net earnings (loss)  per common share                  0.54       (3.61)       1.54        2.02        0.81
     Dividends per common share                             0.44        0.44        0.44        0.44        0.44
     Weighted average shares outstanding                   7,110       7,113       7,114       7,114       7,126




     BALANCE SHEET DATA:
________________________________________________________________________________________________________________

     Working Capital                                     $22,067     $22,920     $54,926     $49,511     $38,448
     Total assets                                        255,183     269,412     263,269     252,052     246,725
     Long-term debt and obligations under
          capital leases, excluding current
          installments                                    21,237      25,745      32,169      39,503      42,214
     Stockholders' equity                                112,925     110,042     136,300     126,262     112,800




         Delchamps, Inc. founded in 1921, operates 117 grocery stores in Alabama, Florida, Louisiana and Mississippi. The Company also operates 10 liquor stores in Florida. A distribution center is located in Hammond, Louisiana. Delchamps employs 9,000 people. The Company's stock is traded on the Nasdaq National Market, under the symbol DLCH.


     The first chart is a bar graph of sales by year for the years 1992 through 1996. In the years 1992, 1993, 1994, 1995 and 1996 sales were $950 million, $1,035 million, $1,067 million, $1,054 million and $1,127 million, respectively.

     The second chart is a bar graph of net earnings (loss) in millions by year for the years 1992 through 1996. In 1992, 1993, 1994 and 1996 net earnings were $5.8 million, $14.37 million, $10.95 million and $3.85 million, respectively. In 1995, net losses were $25.67 million.

     The third chart is a bar graph of net earnings (loss) per common share by year for the years 1992 through 1996. In 1992, 1993, 1994 and 1996 net earnings were $.81, $2.02, $1.54 and $.54, respectively. In 1995, net losses were $3.61.

                The first chart is a bar graph of the total number of food stores at year end by year for the years 1992 through 1996 and an estimate for the 1997 year. In 1992, 1993, 1994, 1995 and 1996 the total number of food stores were 115, 118, 120, 118 and 117, respectively. It is estimated that in 1997 there will be a total of 118 food stores.

                The second chart is a bar graph of total square feet of selling space in thousands by year for the years 1992 through 1996 and an estimate for the 1997 year. In 1992, 1993, 1994, 1995 and 1996 total square feet of selling space was 3,458, 3,606, 3,739, 3,753 and
                3,707, respectively. It is estimated that in 1997 there will be 3,775 total square feet of selling space.

                The third chart is a bar graph of capital structure showing total shareholder investment, capital leases and long-term debt by year for the years 1992 through 1996. In 1992 total shareholder investment was 73%, capital leases 10% and long-term debt 17%. In 1993 total shareholder investment was 76%, capital leases 8% and long-term debt 16%. In 1994 total shareholder investment was 81%, capital leases 7% and long-term debt 12%. In 1995 total shareholder investment was 81%, capital leases 8% and long-term debt 11%. In 1996 total shareholder investment was 84%, capital leases 8% and long-term debt 8%.

                The fourth chart is a bar graph of stores opened and closed by year for the years 1992 though 1996 and an estimate for the 1997 year. In 1992 three stores were closed and six were opened, in 1993 one store was closed and four were opened, in 1994 one store was closed and three were opened, in 1995 twelve stores were closed and ten were opened, in 1996 two stores were closed and one store was opened.  It is estimated in 1997 that one store
                will be closed and two stores will be opened.

                This is a photograph of Standing (left to right):
                Frank Bennen, senior vice president of operations, Timothy Kullman, senior vice president and chief financial officer, and Thomas Robbins, senior vice president of marketing. Seated (left to right):
                Richard La Trace, president, and David Morrow, chairman and chief executive officer.

                This is a map showing Delchamps' area of operation and the location and number of its stores at year end. There are 43 stores in Alabama, 15 food stores and 10 liquor stores in Florida, 42 stores in Louisiana and 17 stores in Mississippi. The Distribution Center, 600,000 square feet and covering 13 acres in located in Hammond, Louisiana.

                Teamwork is an essential ingredient in Delchamps successful four-state operation. At Delchamps teamwork includes effective cooperation, shared problem solving and recognition of individual importance.

                Every department in the Company is dependent on every other department, and we recognize the worth and importance of each individual and every job. Delchamps is dedicated to teamwork as a vital component of our continued growth and success, and in fulfilling our Pledge to our customers, employees and stockholders.

             TO OUR STOCKHOLDERS


                   The year 1996 marks Delchamps' 75th
                anniversary.  Seventy-five years of
                continuous quality service is a real
                testament to the corporation's commitment to excellence.
                   Last year we regained our momentum and
                finished fiscal year 1996 with sales of
                more than 1.1 billion.  This was 6.9%
                better than the previous year.  Same
                store sales increased 7%.  1996 net
                earnings were $3.9 million or $.54 per
                share, significantly better than the
                previous year's net loss per share of
                $.48, excluding the effects of non-
                recurring items.
                   During the year the Company made
                several management and operational
                changes as part of a comprehensive
                business plan.  We divided our selling
                territory into two zones: (East and West) comprised of eight districts. Two Zones
                Directors, eight District Managers and
                twenty-four Specialists in
                Produce/Floral, Meat and Deli/Bakery now supervise our 117 stores to insure that customer expectations are met.
                Additionally, as part of our business
                plan, we have established a new Training
                Department with a Training Manager and
                eight District Trainers.  Each trainer
                works in an assigned district to insure
                that our customers are always in contact with a knowledgeable, courteous and supportive staff.
                   Another component of the comprehensive
                plan to increase profitability is our
                focus on capital investment.  Last year
                we opened a 46,000 square foot
                supermarket and a liquor store in
                Warrington, Florida.  We also renovated
                48 stores and expanded one store.
                Thirty-eight percent of our stores were
                remodeled in some way during this past
                year.
                   To continue our store improvement plan
                and reach our goal of better sales per
                square foot, we plan to remodel another
                17 stores next year and open 2 new
                stores.  Improvements in selling space
                and better sales per square foot will
                also allow us to increase profits.
                   The management focus at Delchamps is
                to increase sales and profit.  To
                accomplish our task, we will continue to emphasize the absolute need to win in the areas our customers deem most important:
                low prices, fresh top quality
                perishables, improved variety, improved
                check-out service and dependability.
                   We have completed a very exciting and
                productive year at Delchamps. We are now well positioned to take advantage of all opportunities for future growth.
                   Finally, I want to thank all of our
                associates for their efforts to improve
                customer service and financial results.



                David W. Morrow
                Chairman of the Board and Chief Executive Officer

                                                     TRADITION OF EXCELLENCE



                   From its humble beginnings at the corner of Canal, Lawrence and Madison streets in Mobile, Alabama Delchamps has grown into a sizable corporation operating 117 grocery stores in Louisiana, Mississippi, Alabama and Florida, and 10 liquor stores in Florida. In 1921 Alfred, Oliver, Katherine and Annie Delchamps pooled their limited resources and with less than $1,000 established a 20 by 50 foot cash and carry operation. Today, the Company's average store size has grown to 41,000 square feet.
                   The Company's founders established a high set of standards for the operation of their Company that centered around quality, service, value, and cleanliness. Seventy-five years later, these standards are still in practice in each and every Delchamps supermarket.
                   Several changes have taken place since 1921.  What was once a family run company is now a publicly traded, professionally managed chain equipped with the latest in technological equipment.
                   The Delchamps brothers believed it was possible to offer
                quality foods in a low-price, low-profit operation and still be competitive and successful. They were correct. This simple philosophy enabled them to increase sales and open a new store every year for the first five years.
                  Delchamps' current executive management team has renewed the
                Company's focus on reduced prices and quality foods and has positioned the Company to compete effectively with other supermarkets throughout the Gulf South. The Company expects to build upon on its 75-year reputation, in-depth knowledge of its customers and convenient store locations to gain market share and increase profits.
                  Continuing to keep abreast of the technological advances in the industry has long been an integral part of the Company's policy. Already equipped with state-of-the-art computerized systems for check-out scanning, coupon scanning and check cashing, soon a new device will be installed at all Delchamps' stores to further accommodate credit card and check transaction. Also, a direct store delivery system has been implemented in each store to improve accounting and control of merchandise delivered by suppliers.
                  Delchamps customers are among the most loyal in the industry and have come to expect a certain level of commitment to the community by the Company. Through the years, Delchamps has given unselfishly of its time and money to several community endeavors. One such example is the Delchamps Senior Bowl and Charity Run which has raised a substantial amount of money for charities in our 4 states of operation.
                  Historically, no company has survived 75 years without
                real value. As Delchamps enters into another 75 years of service, the basic premise of providing Value to its customers and shareholders will continue to be of utmost importance.
                The Company is proud of its origins and is equally proud of the progress it has made over the year and will continue to maintain its position as the premier supermarket chain in the South.


             THE DELCHAMPS TEAM

                  As our Company continues build on its successes, we have
                made specific adjustments in our work force. New to our management team is Thomas P. Robbins who has been appointed as Senior Vice President of Marketing, Fred Rayle and
                Dennis Smith who have been appointed Zone Directors, John Estes, District VI Manager, John Zeller, District III Manager and Richard Overbey who is our Director of Public Relations. Each of these individuals has embraced our team approach to management and emulate the values and standards that have made Delchamps the premier supermarket chain operating in the South.
                  Joining our merchandising operations are Mike Doan, Director of Deli-Bakery Merchandising, and Daniel Bates, Director of Produce Merchandising, who both have brought unique and innovative approaches to the Company's merchandising efforts, and Ed Van Fleet, Director of Loss Prevention.
                  Tom Kersteins has enhanced our advertising efforts since
                being appointed as Corporate Advertising Manager and is responsible for imparting our sales message in each of the markets.



                This is a photograph of Standing (l to r) Fred Rayle, East Zone Director, Wayne Wiggins, Manager District VIII, Harry Spencer, Sr., Manager District I, David Powell, Manager District IV, and Dennis Smith, West Zone Director.
                Seated (l to r) Russell Veazey, Manager District V, John Estes, Manager District VI, John Zeller, Manager District III, and Rick Bonner, Manager District II.

                This chart is a bar graph that shows the amount of money raised by the Delchamps Senior Bowl and Charity Run by year for the years 1989 through 1995. In 1989, 1990, 1991, 1992, 1993, 1994 and 1995 money raised was $70,000,
                $109,000, $110,000, $135,000, $160,000, $180,000 and
                $193,000, respectively.

     DELCHAMPS, INC. AND SUBSIDIARY
     Reports of Independent Auditors and
     Management


       INDEPENDENT AUDITORS' REPORT
       The Board of Directors and Stockholders Delchamps, Inc.:

         We have audited the accompanying consolidated balance sheets of Delchamps, Inc. and subsidiary as of June 29, 1996 and July 1, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended June 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delchamps, Inc. and subsidiary at June 29, 1996 and July 1, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 1996, in conformity with generally accepted accounting principles.
         As discussed in note 9 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." As discussed in note 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

       August 1, 1996
       Atlanta, Georgia

       MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
         The Management of Delchamps, Inc. and subsidiary (the "Company") is responsible for the preparation, integrity, and objectivity of the consolidated financial statements and related information appearing in the Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and include amounts and interpretations that are based on Management's best estimates and judgments.
         The Company maintains a system of internal accounting control which provides reasonable assurance that financial records are reliable for preparation of financial statements and that assets are properly accounted for and safeguarded.
         The consolidated financial statements were audited by KPMG Peat Marwick, LLP independent auditors appointed by the Stockholders of the Company upon the recommendation of the Board of Directors. The Audit and Finance Committee of the Board of Directors, the majority of whom are outside directors, meets periodically with the internal and independent auditors to review their accounting, financial and audit reports and any recommendations they have for improvements in the system of internal accounting control.

       DIVIDENDS AND STOCK PRICES

         The common stock of Delchamps, Inc. is traded on the Nasdaq National Market under the symbol DLCH. Trading commenced with the Company's Initial Public Offering on November 23, 1983. The following information represents the high and low sales prices on the Nasdaq's National Market.

       Fiscal Year Ended June 29, 1996     High        Low
       First Quarter                      21 3/4      17 1/4
       Second Quarter                     20 3/4      16 3/4
       Third Quarter                      25 1/8      20 1/4
       Fourth Quarter                     24 1/2      20 1/2

       Fiscal Year Ended July 1, 1995      High        Low
       First Quarter                      24          21 1/2
       Second Quarter                     21          14 1/2
       Third Quarter                      18 1/2      14 3/4
       Fourth Quarter                     22 1/2      17 3/4

         The Company has paid a regular quarterly dividend of $.07 per share from November 1, 1983 through August 1988, $.09 per share from September 1988 through August 1989, $.10 per share from September 1989 through August 1990, and $.11 per share thereafter.
         As of August 14, 1996, there were approximately 2,230 shareholders of record.

DELCHAMPS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
June 29, 1996 and July 1, 1995
(In thousands except share data)


- -----------------------------------------------------------------------------------------------------------------------------------
                Asset                                   1996       1995
- -----------------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents (note 2)                $10,503     15,906
     Trade and other accounts receivable                 8,422      9,214
     Merchandise inventories (note 3)                   90,797     93,808
     Prepaid expenses                                    1,376      1,420
     Income taxes receivable (note 10)                     764      6,549
     Deferred income taxes (note 10)                     3,878      2,045
                                                       _______    _______
                 Total current assets                  115,740    128,942
                                                       _______    _______


Property and equipment (notes 4 and 5):
     Land                                               15,210     13,312
     Buildings and improvements                         58,111     56,632
     Fixtures and equipment                            221,090    220,903
     Construction in progress                            9,771      2,649
                                                       _______    _______

                                                       304,182    293,496
     Less accumulated depreciation and amortization    166,931    155,411
                                                       _______    _______

                 Net property and equipment            137,251    138,085
                                                       _______    _______


Other assets                                             2,192      2,385
                                                       _______    _______

                  Total assets                        $255,183    269,412
                                                       =======    =======



- -----------------------------------------------------------------------------------------------------------------------------------
       Liabilities and Stockholders' Equity              1996       1995
- -----------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Current installments of obligations under
            capital leases (note 4)                       $749        665
     Current installments of long-term debt (note 5)     3,760      3,760
     Notes payable (note 6)                             14,000     30,000
     Current installments of guaranteed ESOP debt
       (note 7)                                              -      2,000
     Restructure obligation (note 12)                    3,996      6,364
     Accounts payable                                   48,308     45,063

     Accrued expenses:
        Salaries and wages                               4,603      3,019
        Licenses and other taxes                         8,017      7,738
        Other                                           10,240      7,413
                                                       _______    _______

                  Total accrued expenses                22,860     18,170
                                                       _______    _______

                  Total current liabilities             93,673    106,022
                                                       _______    _______

Obligations under capital leases, excluding current
       installments (note 4)                            10,398     11,147
Long-term debt, excluding current installments
  (note 5)                                              10,839     14,598
Restructure obligation (note 12)                        15,668     19,219
Deferred income taxes (note 10)                          9,225      5,464
Other liabilities                                        2,455      2,920
                                                       _______    _______

                  Total liabilities                    142,258    159,370
                                                       _______    _______

Stockholders' equity (notes 5 and 11):
     Junior participating preferred stock of
       no par value.
          Authorized 5,000,000 shares; no shares
            issued                                           -          -
     Common stock of $.01 par value.  Authorized
       25,000,000 shares; issued 7,112,320 shares
       in 1996 and 7,108,781                                71         71
          shares in 1995
     Additional paid-in capital                         19,657     19,603
     Retained earnings                                  93,359     92,637
                                                       _______    _______

                                                       113,087    112,311

     Less:
          Guaranteed ESOP debt (note 7)                      -      2,000
          Unamortized restricted stock award
                 compensation (note 8)                     162        269
                                                       _______    _______

          Total stockholders' equity                   112,925    110,042
                                                       _______    _______

Commitments and contingencies (notes 4, 8, and 13)

     Total liabilities and stockholders' equity       $255,183    269,412
                                                       =======    =======

See accompanying notes to consolidated financial statements.




DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Earnings
Years ended June 29, 1996, July 1, 1995 and July 2, 1994
(In thousands except per share data)


- -------------------------------------------------------------------------------------------------------------------
                                                                              1996       1995       1994
- -------------------------------------------------------------------------------------------------------------------
Sales                                                                     $1,126,629  1,054,088  1,067,191
Cost of sales (note 3)                                                       863,389    798,537    796,364
                                                                           _________  _________  _________
            Gross profit                                                     263,240    255,551    270,827

Selling, general and administrative expenses ("S G & A"):
     Restructuring charge (note 12)                                                -     28,779          -
     Other S G & A                                                           250,121    261,763    248,808
                                                                           _________  _________  _________

     Total S G & A                                                           250,121    290,542    248,808
                                                                           _________  _________  _________

                  Operating income (loss)                                     13,119    (34,991)    22,019
                                                                           _________  _________  _________

Other (expense) income:
     Interest expense                                                         (7,169)    (5,375)    (4,298)
     Interest income                                                             349        100        137
                                                                           _________  _________  _________

                                                                              (6,820)    (5,275)    (4,161)
                                                                           _________  _________  _________


        Earnings (loss) before income taxes and cumulative effect of
        changes in accounting principles                                       6,299    (40,266)    17,858
Income tax expense (benefit)  (note 10)                                        2,447    (14,600)     6,207
                                                                           _________  _________  _________

          Earnings (loss) before cumulative effect of changes in
          accounting principles                                                3,852    (25,666)    11,651

Cumulative effect  of  change in accounting for income taxes (note 10)             -          -        900
Cumulative effect of change in accounting for postemployment benefits
     (net of income tax benefits of $1,000) (note 9)                               -          -     (1,600)
                                                                           _________  _________  _________

Net earnings (loss)                                                           $3,852    (25,666)    10,951
                                                                           =========  =========  =========
Earnings (loss) per common share:
     Earnings (loss) before cumulative effect of changes in accounting
       priciples                                                               $0.54      (3.61)      1.64

     Cumulative effect of change in accounting for income taxes                    -          -       0.12

     Cumulative effect of change in accounting for postemployment benefits         -          -      (0.22)
                                                                           _________  _________  _________

     Net earnings (loss) per common share                                      $0.54      (3.61)      1.54
                                                                           _________  _________  _________

Weighted average number of common shares                                       7,110      7,113      7,114
                                                                           =========  =========  =========
See accompanying notes to consolidated financial statements.




DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years ended June 29, 1996, July 1, 1995 and July 2, 1994
(In thousands)




_______________________________________________________________________________________________________________________
                                                Common Stock
                                                   Issued      Additional                      Restricted     Total
                                                                Paid-In  Retained   Guaranteed   Stock     Stockholders'
                                             Shares    Amount   Capital   Earnings  ESOP Debt    Awards       Equity
_______________________________________________________________________________________________________________________

Balances at July 3, 1993                       7,114       $71    19,731   113,611      (6,000)   (1,151)      126,262

Amortization of restricted stock awards            -         -         -         -           -       215           215
Reduction of guaranteed ESOP debt                  -         -         -         -       2,000         -         2,000
Net earnings                                       -         -         -    10,951           -         -        10,951
Dividends declared of $.44 per share               -         -         -    (3,128)          -         -        (3,128)
                                             _______   _______   _______  ________    ________    ______     _________
Balances at July 2, 1994                       7,114        71    19,731   121,434      (4,000)     (936)      136,300

Amortization of restricted stock awards            -         -         -         -           -       539           539
Retirement of restricted stock awards             (5)        -      (128)        -           -       128             -
Reduction of guaranteed ESOP debt                  -         -         -         -       2,000         -         2,000
Net loss                                           -         -         -   (25,666)          -         -       (25,666)
Dividends declared of $.44 per share               -         -         -    (3,131)          -         -        (3,131)
                                             _______   _______   _______  ________    ________    ______     _________

Balances at July 1, 1995                       7,109        71    19,603    92,637      (2,000)     (269)      110,042

Amortization of restricted stock awards            -         -         -         -           -        21            21
Retirement of restricted stock awards             (3)        -       (86)        -           -        86             -
Reduction of guaranteed ESOP debt                  -         -         -         -       2,000         -         2,000
Issuance of shares for director compensatio        4         -       108         -           -         -           108
Stock options exercised                            2         -        32         -           -         -            32
Net earnings                                       -         -         -     3,852           -         -         3,852
Dividends declared of $.44 per share               -         -         -    (3,130)          -         -        (3,130)
                                             _______   _______   _______  ________    ________    ______     _________

Balances at June 29, 1996                      7,112       $71    19,657    93,359           -      (162)      112,925
                                             =======   =======   =======  ========    ========    ======     =========



See accompanying notes to consolidated financial statements.



DELCHAMPS, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended June 29, 1996, July 1, 1995 and July 2, 1994
(In thousands)


- -----------------------------------------------------------------------------------------------
                                                                     1996       1995     1994
- -----------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings (loss)                                           $3,852    (25,666)    10,951
     Adjustments to reconcile net  earnings to net cash
       provided by operating activities:
          Depreciation and amortization                            21,771     19,472     18,770
          Write off of cost in excess of fair value
            of assets acquired                                          -      5,050          -
          (Gain) loss on sale of property and equipment              (420)       231       (115)
          Restricted stock award amortization                          21        667        215
          Non cash director compensation expense                      108          -          -
          Deferred income tax  expense (benefit)                    1,928     (8,689)      (631)
          Cumulative effect of change in accounting for income          -                  (900)
          Cumulative effect of change in accounting for postemploy-                           -
                 ment benefits                                          -          -      1,600
          Decrease (increase) in merchandise inventories            3,011     11,859     (8,580)
          Increase in accounts payable, accrued expenses, and
                current installments of restructure obligation      5,568     10,884        501
          Increase  (decrease) in income taxes, net                 5,785     (7,007)      (889)
          (Decrease) increase in other liabilities and restructure
                obligation                                         (1,653)    19,114        700
          Increase in other assets                                   (890)      (719)         -
                                                                  _______    _______    _______
          Net cash flows provided by operating activities          39,080     25,196     21,622

Cash flows from investing activities:
     Additions to property and equipment                          (21,671)   (35,239)   (17,705)
     Proceeds from sale of property and equipment, net                710        611        256
                                                                  _______    _______    _______

          Net cash used in investing activities                   (20,961)   (34,628)   (17,449)

Cash flows from financing activities:
     Principal payments on obligations under capital leases          (665)    (1,576)    (1,705)
     Principal payments on long-term debt and notes payable       (25,239)   (15,333)    (7,606)
     Proceeds from issuance of long-term debt and notes payable     5,480     30,000     11,574
     Issuance of stock options                                         32          -          -
     Dividends paid                                                (3,130)    (3,131)    (3,128)
                                                                  _______    _______    _______

          Net cash (used in) provided by financing activities     (23,522)     9,960       (865)

Net (decrease) increase in cash and cash equivalents               (5,403)       528      3,308

Cash and cash equivalents at beginning of year                     15,906     15,378     12,070
                                                                  _______    _______    _______

Cash and cash equivalents at end of year                          $10,503     15,906     15,378
                                                                  =======    =======    =======



See accompanying notes to consolidated financial statements.


                DELCHAMPS, INC. AND SUBSIDIARY
                Notes To Consolidated Financial Statements
                June 29, 1996, July 1, 1995, and July 2, 1994

                (1)  Summary of Significant Accounting Policies

                  (a)  Description of Business
                     Delchamps, Inc. and subsidiary (the
                        "Company")  are engaged in the business
                        of retail food distribution through the
                        Company's supermarkets located in
                        Alabama, Florida, Louisiana, and
                        Mississippi.

                  (b)  Definition of Fiscal Year
                     The Company's fiscal year ends on the
                        Saturday closest to June 30.  Fiscal
                        years 1996, 1995 and 1994 all comprised
                        52 weeks.

                  (c)  Principles of Consolidation
                     The consolidated financial statements
                        include the accounts of Delchamps, Inc.
                        and its wholly owned wholesale
                        subsidiary.  All significant
                        intercompany  balances and transactions
                        have been eliminated in consolidation.

                  (d)  Cash Equivalents
                     For purposes of the consolidated statements
                        of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                  (e)  Merchandise Inventories
                     Inventories are stated at the lower of cost
                        or market.  Cost is determined on the
                        last-in, first-out ("LIFO")  basis for
                        88% of inventories in 1996 and 87% in
                        1995 and 1994. With respect to the
                        remaining inventories, primarily produce and market, cost is determined on the first-in, first-out ("FIFO") basis. Inventories developed from the retail method comprised approximately 58% of total inventories in 1996, 55% in 1995, and 50% in 1994.

                  (f)  Property and Equipment
                     Property and equipment are stated at cost.
                        Buildings and equipment acquired prior
                        to July 1, 1984 are depreciated over the estimated useful lives of the respective assets using primarily the double-declining-balance method. Buildings and equipment acquired subsequent to July 1, 1984, are depreciated over the estimated useful lives of the respective assets using the straight-line method. Buildings and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or fair value of the property at the inception of the lease. Assets leased under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related assets. The Company uses the following periods for depreciating and amortizing property and equipment:

                Buildings.....................................10 - 50 years
                Leasehold improvement.........................10 years
                Fixtures and equipment........................5 - 10 years

                  (g)  Cost in Excess of Fair Value of Assets
                        Acquired
                     Cost in excess of fair value of assets
                        acquired arose from the purchase of
                        three supermarkets and real estate in
                        fiscal year 1988. For fiscal years 1988 through 1994, amortization was recorded over a 40 year period on a straight-line basis.
                     Since the acquisition in fiscal year 1988,
                        the acquired property has not achieved
                        sales and earnings projections prepared
                        at the time of the acquisition.  The
                        primary cause of the shortfall in the
                        Company's projections was because of
                        competitors increasing promotional
                        activity, competitors opening new
                        supermarkets, and competitors expanding
                        existing supermarkets.  The Company
                        determined, based on the trend of
                        operating results for 1988 through 1995, that the projected results of the acquired property would not support the future amortization of the remaining balance of the cost in excess of fair value of assets acquired. Accordingly, the Company wrote-off its remaining balance of cost in excess of fair value of assets acquired of $5.1 million in the fourth quarter of fiscal year 1995.

                  (h)  Income Taxes
                     Deferred income taxes are recognized for
                        all significant temporary differences
                        between the tax basis and financial
                        statement amount of assets and
                        liabilities.  The tax consequences of
                        those differences expected to occur in
                        the subsequent year are classified as a
                        current asset or liability.
                     Job credits are recorded as a reduction of
                        the provision for Federal income taxes
                        in the year realized.
                     In February 1992, the Financial Accounting
                        Standards Board ("FASB") issued
                        Statement of Financial Accounting
                        Standards No. 109, "Accounting for
                        Income Taxes"  ("SFAS No. 109") which
                        supersedes SFAS No. 96. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
                     In fiscal year 1994, the Company adopted
                        SFAS No. 109, and has reported the
                        cumulative effect of that change in the
                        method of accounting for income taxes in the 1994 consolidated statements of earnings.

                  (i)  Earnings Per Share
                     Earnings per share are computed by dividing
                        net earnings by the weighted average
                        number of shares of common stock
                        outstanding.

                  (j)   Management Estimates
                     Management of the Company has made a
                        number of estimates and assumptions
                        relating to the reporting of assets
                        and liabilities and the disclosure of
                        contingent assets and liabilities to
                        prepare these financial statements in
                        conformity with generally accepted
                        accounting principles. Actual results
                        could differ from these estimates.

                  (k)   Fair Value of Financial Instruments
                     The carrying amounts of cash, accounts
                        receivable, accounts payable, and
                        accrued expenses approximate fair value
                        because of the short maturity of these
                        items.
                     The carrying amounts of the notes payable
                        and long-term debt approximate fair
                        value because the interest rates in
                        these instruments approximate market
                        interest rates.

                   (l)   Recent Accounting Pronouncements
                     In March 1995, Statement of Financial
                        Accounting Standards No. 121,
                        "Accounting for the Impairment of Long-
                        Lived Assets and for Long-Lived Assets
                        to be Disposed Of" ("SFAS No. 121") was
                        issued.  SFAS No.121 establishes
                        accounting standards for the impairment
                        of long-lived assets, certain
                        identifiable intangibles and goodwill
                        related to those assets to be held and
                        used, or to be disposed of. The Company does not believe the adoption of SFAS No. 121 in fiscal year 1997 will have a significant impact on the Company's financial condition or results of operation.

                (2) Cash Equivalents
                  Cash equivalents are stated at cost which
                     approximates market value.  Cash
                     equivalents at June 29, 1996 and July 1,
                     1995 consisted of the following:


                                                    (In thousands)
                                                    1996       1995
                                                  __________________
                Euro Dollar Time
                Deposits..........................$1,130      6,995
                Marketable Unit Investment Fund...   856        928
                Cash Management Tax Exempt Fund...    20         36
                                                  __________________
                                                  $2,006      7,959
                                                  __________________

                (3) Merchandise Inventories
                  The Company uses the LIFO method of valuing
                     certain of its merchandise inventories to minimize inflation-induced inventory profits and to achieve a better matching of current costs with current revenues. Inventories would increase by approximately $13,780,000 at June 29, 1996 and
                     $13,358,000 at July 1, 1995 if all of the
                     Company's inventories were stated at cost determined by the first-in, first-out method. Further, net earnings would increase by approximately $262,000 in fiscal year 1996, increase by $322,000 in fiscal year 1995, and decrease by $24,000 in fiscal year 1994, after applying the Company's marginal tax rate and without assuming an investment return on the applicable income tax savings.
                  The Company is a member of a cooperative
                     association from which it purchases private label merchandise for resale and certain store equipment. Merchandise inventories purchased from this cooperative association approximated 19% of total inventory purchases in 1996 and 1995, and 20% in 1994.

                (4) Leases
                  The Company leases certain store properties
                     and equipment under capital leases that
                     expire over the next 12 years. The Company also leases warehouses, store properties, and store equipment under noncancellable operating leases that expire over the next 21 years. Contingent rentals on store properties are paid as a percentage of sales in excess of a stipulated minimum.
                     In the normal course of business, it is
                     expected that most leases will be renewed or replaced by leases on other properties and equipment.
                   Included in property and equipment are the
                     following amounts applicable to capital
                     leases:


                                                                    (In thousands)
                                                              1996               1995
                  Buildings.................................$13,998             13,998
                  Fixtures and equipment.................... 19,040             19,040
                                                             33,038             33,038
                  Less accumulated amortization............. 26,888             26,197
                                                             $6,150              6,841


                  Future minimum lease payments under
                     noncancellable operating leases and the
                     present value of future minimum capital
                     lease payments as of June 29, 1996 are as follows:

                                                       (In thousands)
                                                     Capital    Operating
                                                      Leases     Leases
                  Fiscal Year
                     1997........................... $2,079       39,300
                     1998...........................  2,081       38,337
                     1999...........................  2,081       37,770
                     2000...........................  2,081       37,081
                     2001...........................  2,081       34,904
                     Later years....................  8,929      275,526

                  Total minimum lease payments...... 19,332      462,918
                     Less amount representing
                       interest                       8,185
                     Present value of net minimum
                        capital lease payments...... 11,147
                  Less current installment of
                     obligations under capital
                     leases.........................    749
                  Long-term obligations under capital
                     leases ........................$10,398



                  Rental expense and contingent rentals for
                     operating leases are as follows:

                                                             (In thousands)
                                                      1996        1995        1994
                                                    _______________________________
                  Minimum rentals...............    $45,514      43,552      40,979
                  Contingent rentals..............       66          99         110
                                                    _______________________________
                                                    $45,580      43,651      41,089
                                                    _______________________________


                  Most of the Company's leases stipulate that
                     the Company pay taxes, maintenance,
                     insurance, and certain other operating
                     expenses applicable to the leased
                     property.

                (5) Long-term Debt
                  Long-term debt as of June 29, 1996 and July 1,
                     1995 consisted of the following:


                                                               (In thousands)
                                                               1996       1995
                                                             ___________________
                  5.51% note payable, due in 84
                     monthly installments of $297,619
                     in principal plus  interest, with
                     the final installment due
                     July 1, 2000, unsecured.................$14,286     17,858
                  Note payable, with interest rates based
                     on LIBOR + 1.5%, due
                     in 60 monthly installments of
                     $15,625 in principal plus interest,
                     with the final installment due
                     March 1, 1998, secured by
                     deposit accounts with the lender .......    313        500
                                                             __________________

                      Total long-term debt................... 14,599     18,358

                     Less current installments...............  3,760      3,760

                     Long-term debt, excluding
                       current installments..................$10,839     14,598
                                                             __________________


                  Agreements underlying the notes payable
                     contain restrictive covenants which limit the payment of dividends, additional debt, lease rentals, and transactions with affiliates, and require maintenance of certain working capital and equity levels. At June 29, 1996, the Company was in compliance with all covenants. At June 29, 1996, approximately $4,107,000 of the Company's retained earnings was available for the payment of dividends under such restrictive provisions.
                  Cash payments for interest were approximately
                     $7,129,000, $5,368,000, and $4,312,000 in
                     1996, 1995 and 1994, respectively.
                  Aggregate annual maturities of long-term debt
                     for fiscal years after June 29, 1996 are approximately as follows:

                                         (In thousands)
                       Fiscal year      Annual maturities
                        1997            $        3,760
                        1998                     3,697
                        1999                     3,571
                        2000                     3,571
                                         _____________
                                        $       14,599
                                         _____________

                  Based on the borrowing rates currently
                     available to the Company for long-term debt with similar terms and maturities, the fair value of the long-term debt outstanding at June 29, 1996 approximates the carrying value, with the exception of the 5.51% note payable which the fair value approximates $13.7 million. The fair value was estimated using a discounted cash flow analysis based on the Company's borrowing rate for similar liabilities.

                (6) Notes Payable
                  Short-term borrowings as of June 29, 1996 and
                     July 1, 1995 consisted of the following:


                                                               (In thousands)
                                                                1996     1995
                                                            __________________

                     Revolving loan commitments, due on
                        various dates throughout fiscal 1996,
                       with interest rates based on LIBOR +
                       1.25%, secured by all of the
                       Company's inventory ............    $  14,000    30,000
                                                            __________________

                  On June 29, 1995, the Company entered into a
                     $75,000,000 revolving loan credit
                     agreement. The revolving loan agreement is committed through June, 1998. There is an annual commitment fee of .45 of 1% on the unused portion. At the Company's option, interest under the agreement may be based on LIBOR or the prime rate. As of June 29, 1996, the Company is committed to a LIBOR contract which expires July 24, 1996 and has a weighted average interest rate of 6.875%.
                  The credit agreement requires the Company to
                     maintain minimum levels of earnings and to comply with stated debt covenants. At June 29, 1996, the Company was in compliance with all covenants.

                (7) Leveraged Employee Stock Ownership Plan
                  In November 1987, the Company leveraged its
                     existing Employee Stock Ownership Plan
                     ("ESOP"). The ESOP used the proceeds of the loan to purchase approximately 1,097,000 shares of the Company's common stock. The common stock has been held by the ESOP trustee in a suspense account and these shares served as collateral for the loan. Each year the Company has made a contribution to the ESOP which the trustee has used to make principal payments. With each loan payment a portion of the common stock has been released from the suspense account and allocated to participating employees. The Company was required to pay interest on the loan in excess of any dividends received on unallocated shares. The Company guaranteed $20 million of ESOP debt under the loan agreement. On June 26, 1996, the ESOP loan was repaid in full. Therefore, as of June 29, 1996, all shares have been allocated to participants and no shares remain in the "suspense account."
                  The loan obligation of the ESOP was considered
                     an unearned employee profit sharing trust
                     contribution and was recorded as a
                     reduction of the Company's stockholders' equity. Both the loan obligation and the unearned employee profit sharing trust contribution were reduced by the amount of any loan repayments made by the ESOP.

                (8)  Employee Benefit and Incentive Plans
                   The Company has an employee stock ownership
                     plan and a profit sharing plan pursuant to
                     section 401(k) of the Internal Revenue Code which cover substantially all employees who have completed two years of service. The profit sharing plan was implemented in fiscal year 1995. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The plan provides for a matching contribution by the Company. The total annual contributions of these plans for fiscal years 1996, 1995, and 1994 were as follows:

                                                               (In thousands)
                                                           1996     1995      1994
                                                         __________________________
                Employee stock ownership plan............$ 2,000    2,000     2,000
                Profit sharing plan......................  1,157    1,421      ----
                                                         __________________________
                                                         $ 3,157    3,421     2,000
                                                         __________________________


                   The Company has an incentive compensation
                     plan for certain management personnel tied to the Company's overall performance. Incentive compensation expense was $1,252,000 in 1996. Incentive compensation was not paid in 1995 and 1994.
                   In fiscal 1988, the Company adopted, with
                     stockholder approval, a restricted stock award plan. The plan provides that a maximum of 150,000 shares of common stock be awarded to key executives. During 1989, 138,000 shares were awarded to key executives at a price of $.01 per share.
                     No shares have been awarded since 1989.
                     These awarded shares are held by the
                     Company for future distribution in
                     accordance with the provisions of the plan.
                     Total compensation expense to be charged to operations over the term of the plan is approximately $3,209,000. Total compensation expense associated with the plan was determined based on the difference between the market value and the option price of the stock at the date of award, and is being amortized on a straight-line basis over the period the restrictions lapse. Charges to operations for this plan were approximately $21,000 in 1996, $293,000 in 1995, and $215,000 in 1994.

                (9) Postemployment Benefits Other Than Pensions
                  Effective for fiscal year 1994 the Company
                     adopted Statement of Financial Accounting
                     Standards No. 112, ("SFAS No. 112"),
                     "Employers' Accounting for Postemployment
                     Benefits". Under SFAS No. 112, the cost of employment benefits must be recognized on an accrual basis as employees perform services to earn the benefits.
                  The Company provides a postemployment
                     longevity bonus to associates that leave employment after either attaining age 55 or completing 25 years of service. The amount of longevity bonus is based on length of service.
                  The Company previously expensed the cost of
                     these benefits as incurred. The Company has elected to recognize this change in accounting principle on the immediate recognition basis. The cumulative effect for fiscal year 1994 of adopting SFAS No. 112 was an increase in accrued postemployment benefit costs of $2,600,000 ($1,600,000 after the income tax benefit or $.22 per share).

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

                   The components of income tax expense
                     (benefit) are as follows:



                                                                  (In thousands)
                                                         Current      Deferred      Total
                                                    _______________________________________
                   1996:
                     Federal........................$      461        1,711          2,172
                     State..........................        58          217            275
                                                    _______________________________________
                                                    $      519        1,928          2,447
                                                    _______________________________________

                   1995:
                     Federal........................$   (4,746)      (8,101)       (12,847)
                     State..........................      (648)      (1,105)        (1,753)
                                                    _______________________________________
                                                    $   (5,394)      (9,206)       (14,600)
                                                    _______________________________________

                   1994:
                     Federal........................$    5,304          176          5,480
                     State..........................       706           21            727
                                                    _______________________________________
                                                    $    6,010          197          6,207
                                                    _______________________________________

                   The actual income tax expense (benefit)
                     differs from the statutory tax rate for all years (computed by applying the U.S.
                     Federal corporate rate to earnings (loss) before income taxes) as follows:

                                                                (In thousands)
                                                        1996          1995           1994
                                                     _______________________________________
                   Statutory tax rate...............$    2,142      (13,690)         6,072
                   Increase (reduction) in
                     income taxes
                     resulting from:
                      State income taxes,
                        net of Federal
                        income tax benefit...              270       (2,219)          480
                   Targeted jobs tax credits....           (25)        (385)         (507)
                   Cost in excess of fair value
                     of assets acquired........             --        1,771            53
                   Other, net.....................          60          (77)          109
                                                    _______________________________________
                     Actual tax expense
                     (benefit)...................   $    2,447      (14,600)        6,207
                                                    _______________________________________
                   Effective tax rate.............        38.8%        36.3          34.8
                                                    _______________________________________


                   The tax effects of temporary differences that
                     give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                  (In thousands)
                                                                 1996        1995
                                                              ____________________
                   Deferred Tax Assets:
                     Restructure obligation..................$   7,531       9,977
                     Capital lease obligation................    1,914       1,939
                     Accrued self-insurance.................     2,879       1,937
                     Accrued postemployment
                        benefits..............................     888       1,026
                     Other accrued liabilities................   1,585       1,779
                                                              ____________________
                     Net deferred tax assets.............       14,797      16,658
                                                              ____________________
                   Deferred Tax Liabilities:
                     Accelerated depreciation...............    19,985      19,915
                     Other....................................     159         162
                                                              ____________________
                     Total gross deferred
                       liabilities............................  20,144      20,077
                                                              ____________________
                   Net deferred tax liability................$   5,347       3,419
                                                              ____________________


                   No valuation allowance was recorded against
                     the deferred tax assets at June 29, 1996.
                     The Company's management believes the
                     existing net deductible temporary
                     differences comprising the total gross
                     deferred tax assets will reverse during the periods in which the Company generates net taxable income.
                   Cash payments for income taxes were
                     approximately $67,000, $1,437,000, and
                     $5,741,000 in 1996, 1995, and 1994,
                     respectively.

                (11) Share Purchase Rights Plan
                   In October 1988, the Company adopted a Share
                     Purchase Rights Plan and declared a
                     dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Junior Participating Preferred Stock at a purchase price of $70, subject to adjustment. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in October 1998 or ten days following the time a person or group acquires or obtains the right to acquire a 15% position in the Company. The Rights do not have voting or dividend privileges. Until such time as they become exercisable, the Rights have no dilutive effect on the earnings per share of the Company.

                (12) Restructuring Charge
                   During fiscal year 1995, the Company recorded
                     a pretax restructuring charge of $28.8
                     million. The charge reflected anticipated costs associated with a program to close certain underperforming stores which could not be subleased in whole or in part and, to a lesser extent, severance costs related to the termination of employment of former executives. Of the total $28.8 million restructuring reserve, $5.9 million and $3.2 million of costs and payments have been charged against the reserve as of the end of fiscal years 1996 and 1995respectively. A detail of charges against the restructure charge follows:


                                                                 (In thousands)
                                                               1996          1995
                                                            ______________________
                   Lease payments...........................$ 3,438          1,421
                   Inventory write-offs.....................    253          -----
                   Fixture and equipment write-offs.........  1,828             24
                   Severance payments.......................    400          1,752
                                                            ______________________
                                                            $ 5,919          3,197
                                                            ______________________


                (13) Commitments and Contingencies
                   The Company is a defendant in various claims
                     and legal actions considered to be in the normal course of business. Management intends to vigorously defend these claims and believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition.
                   In fiscal 1989, and subsequently, the Company
                     has entered into certain agreements with officers and key management. The agreements contain provisions entitling each officer or employee covered by these agreements to receive from 1 to 3 times his annual compensation (as defined) if there is a change in control of the Company (as defined) and a termination of his employment. The agreements also provide for severance benefits under certain other circumstances. The agreements do not constitute employment contracts and only apply in circumstances following a change in control of the Company. In the event of a change in control of the Company and termination of all persons covered by these agreements, the cost would be approximately $10,000,000.

                (14)  Stock Incentive Plan
                    Key employees of the Company (including
                     officers and directors who are also full-time employees of the Company) are eligible to receive one or more of the following: incentive stock options and non-qualified stock options, stock awards, restricted stock, performance shares, and cash awards. Approximately 275,000 stock options have been granted of which approximately 230,000 shares are exercisable as of June 29, 1996. The stock options expire from December 2000 through October 2005. During fiscal year 1996, approximately 2,000 options were exercised. Exercise prices range from $17.88 to $18.18 which was market value at date of grant.

                (15)  Selected Quarterly Financial Data
                     (Unaudited)
                    Selected quarterly financial data for the
                     years ended June 29, 1996, and July 1, 1995 is summarized as follows:

                                               (In thousands except per share amounts)
                                                           Fiscal quarters
                    ___________________________________________________________________
                    1996                      Fourth      Third      Second      First
                    Sales.................$  284,662     280,225     277,053    284,689
                    Gross profit.........     68,171      65,684      64,915     64,470
                    Earnings (loss)
                      before tax.........      4,236       1,897       1,290     (1,124)
                    Net earnings (loss).       2,653       1,147         808       (756)
                    Net earnings (loss)
                      per common
                      share...............$     0.37        0.16        0.12      (0.11)
                    Dividends declared
                      per common
                      share...............$     0.11        0.11        0.11       0.11


                                              (In thousands except per share amounts)
                                                           Fiscal quarters
                    ___________________________________________________________________
                    1995                     Fourth       Third       Second     First
                    Sales................ $  271,839     255,592     260,452    266,205
                    Gross profit........      63,881      60,956      64,912     65,802
                    (Loss) earnings
                      before tax.......      (22,945)    (19,752)        202      2,229
                    Net (loss) earnings      (15,664)    (11,645)        168      1,475
                    Net (loss) earnings
                      per common
                      share.............  $    (2.20)      (1.64)       0.02       0.21
                    Dividends declared
                      per common
                      share.............  $     0.11        0.11        0.11       0.11



           DELCHAMPS, INC. AND SUBSIDIARY
           MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF RESULTS OF
           OPERATIONS AND FINANCIAL
           CONDITION

                The following discussion should be read in conjunction with the financial statements and notes thereto contained herein.

                RESULTS OF OPERATIONS

                At the end of the 1996 fiscal year Delchamps operated 117 supermarkets in Alabama, Florida, Mississippi and Louisiana, compared with 118 at the end of the 1995 fiscal year and 120 at the end of the 1994 fiscal year. The Company also operated ten liquor stores in Florida at the end of fiscal year 1996 compared with twelve liquor stores at the end of fiscal years 1995 and 1994. Results of operations set forth in the following tables and narrative are for 52-week periods in fiscal years 1996, 1995, and 1994. The Company's fiscal year ends on the Saturday closest to June 30.


             Sales                                         (Dollars in thousands)
                                                       1996          1995          1994
                                                  _______________________________________
                Sales..........................  $  1,126,629     1,054,088     1,067,191
                Increase (decrease)
                  from prior year..........            72,541       (13,103)       32,660
                Percentage increase
                  (decrease) from
                  prior year.................             6.9%         (1.2%)         3.2%
                Percentage increase
                  (decrease) in same
                  store sales.................            7.1%         (3.7%)         1.2%

                  Sales increased in 1996 because a new
                merchandising program was implemented during the fourth quarter of fiscal year 1995, a new supermarket renovation program was implemented, and new programs were implemented to supermarket operations which have improved customer service. The new merchandising program included 1) retail prices were reduced on thousands of items, 2) the amount of which coupons are doubled was increased from $.49 to $.50, and 3) a new advertising campaign was implemented to promote these changes. The new supermarket renovation program affected 48 supermarkets and included, for the most part, new decor packages, new in-store signage, and painting, and for some stores, new fixtures, cases, and shelving. The new programs related to supermarket operations included:
                1)  new training programs were implemented
                for all levels of store personnel and 2) a field specialist program was enhanced in which field specialists (who have expertise in certain perishable departments) visit perishable departments in all supermarkets to improve quality and freshness of product, signage, and displays.
                  Sales decreased in 1995 because the Company
                operated fewer supermarkets (118 at the end of fiscal 1995 compared to 120 at the end of fiscal 1994) and same store sales decreased 3.7%. The decrease in same store sales was primarily because of competitors opening new supermarkets and expanding existing supermarkets. As noted above, a new merchandising program was implemented in the fourth quarter of fiscal year 1995, and fourth quarter same store sales increased 2.9% compared to decreases of 3.1%, 7.8%, and 6.3% for the first, second, and third quarters of fiscal year 1995, respectively.
                  Sales increased in 1994 because of the
                addition of new supermarkets (three were
                opened in 1994 and four were opened in 1993), the expansion of supermarkets (four were expanded in 1994 and seven were expanded in
                1993), and same store sales increased 1.2% based on a comparable 52 week period in fiscal year 1993. Same store sales increased because of supermarket expansions and increased sales from promotional activities. Promotional activities include increased "Bonus Buy" promotions (in which certain products are featured at reduced retail prices), implementing a dish program which promoted dinner plates, soup bowls and other dinnerware at discount prices, and introducing a line of soft drink products with Delchamps as the brand name. In addition, there was significant growth in the existing Cash Back For Schools program (in which the Company makes cash donations to schools equal to 1% of the total cash register receipts collected by each school .)


             Gross Profit                                (Dollars in thousands)
                                                      1996        1995         1994
                                                 _____________________________________
                Gross profit..................  $    263,240     255,551      270,827
                Gross profit percentage....             23.4%       24.2%        25.4%
                (Decrease)  increase from
                  prior year................             (.8%)      (1.2%)        (.1%)


                  Gross profit percentage decreased in 1996
                because the new merchandising program, in which retail prices were reduced on thousands of items, was in place for all of 1996 (and was only in place for the last quarter of
                1995).
                  Gross profit percentage decreased in 1995
                because the new merchandising program was in place for the last quarter of 1995 and was not in place during the 1994 fiscal year.
                  Gross profit percentage decreased slightly
                in 1994 because of increased markdowns
                (retail price reductions)  from the "Bonus
                Buy" promotional program.



             Selling, General and                       (Dollars in thousands)
              Administrative Expenses              1996         1995           1994
                                                  _________________________________
                Selling, general and
                  administrative
                  ("S G & A").............$       250,121      290,542        248,808
                (Decrease) increase
                  from prior year.........        (40,421)      41,734         12,641
                S G & A as a
                  percentage of sales.....           22.2%        27.6%          23.3%
                (Decrease) increase in
                  percentage from
                  prior year................         (5.4%)        4.3%           0.5%


                  S G & A expense decreased in 1996 because
                the 1995 fiscal year included restructuring charges of $28.8 million which resulted primarily from closed stores that could not be subleased in whole or in part, the 1995 year included a goodwill write-off of $5.1 million which resulted from acquired assets which were consistently producing negative results, and supermarket salaries and wages decreased $5.4 million which resulted from the implementation of a labor scheduling program.
                  S G & A expense increased in 1995 because
                restructuring charges of $28.8 million were recorded (as described above), a goodwill write-off of $5.1 million was recorded (as described above), and the Company implemented a 401 (k) program in fiscal 1995 which required Company contributions of $1.4 million.
                  S G & A expense increased in 1994 primarily
                because of  expenses related to new and
                expanded supermarkets.  These expenses
                included: salaries and wages increased $3.5 million, utilities increased $1.2 million, and building rent increased $2.7 million. The
                Company also incurred costs totaling $2.2 million for the dish program (described in the sales section).


             Other Income and Expense                      (In thousands)
                                                      1996     1995     1994
                                                      _______________________
                Interest expense..................  $ 7,169    5,375    4,298
                Increase (decrease)
                  from prior year............         1,794    1,077   (1,091)
                Interest income...............          349      100      137
                Increase (decrease)
                  from prior year............           249      (37)     (83)


                  Interest expense increased in 1996 because
                the Company's restructure obligation was outstanding for all of 1996 and only outstanding during the fourth quarter of 1995.
                  Interest expense increased in 1995 because
                of higher levels of indebtedness on the
                Company's credit lines which was caused
                primarily by increased capital expenditures
                ($35.2 million in 1995 compared to $17.7 million in 1994) and because of interest related to the restructure obligation incurred in the fourth quarter of 1995.
                  Interest expense decreased in 1994
                primarily because the Company refinanced $25 million of long-term debt at the end of the 1993 fiscal year. The interest rate on this debt was reduced to 5.51% from 7.70%. The decrease in interest expense was also caused by lower levels of indebtedness and a general decline in interest rates.
                   Interest income increased in 1996 and
                decreased in 1995 and 1994. These changes in interest income are a function of invested cash.


             Income Taxes                                (Dollars in thousands)
                                                      1996         1995       1994
                                                    _______________________________
                Income tax expense
                  (benefit)...................      $2,447      (14,600)     6,207
                Income tax effective rate...          38.8%        36.3%      34.8%
                Increase (decrease) in rate
                  from prior year..........            2.5%         1.5%      (2.0%)


                  The income tax effective rate increased in
                1996 because of the expiration of the
                targeted jobs tax credit. The effective rate in 1996 approximates the combined Federal and states statutory rates.
                  In fiscal year 1995, the Company recorded
                an income tax benefit as a result of the loss in earnings before taxes. The effective tax rate was negatively affected by the goodwill write-off of $5.1 million (goodwill expense is not deductible for income tax purposes) and positively affected by targeted jobs tax credits.
                  In fiscal year 1994, the Company's
                effective income tax rate decreased from the 1993 level because earnings decreased (in 1994 the majority of earnings were taxed at a Federal rate of 34% and in 1993 the majority of earnings were taxed at a Federal rate of 35%) and targeted jobs tax credits were reinstated by the Revenue Reconciliation Act of 1993.

             Net Earnings                                  (Dollars in thousands)
                                                        1996        1995        1994
                                                    _________________________________

                Net earnings (loss)................$    3,852     (25,666)     10,951
                Increase (decrease)  from
                  prior year........................   29,518     (36,617)     (3,422)
                Net earnings (loss)
                  percentage of sales...............       .3%       (2.4%)       1.0%


                  Net earnings increased in 1996 because of
                increased sales levels which resulted from positive customer response to merchandising programs and reduced expense levels which included decreased labor expense. In addition, the 1995 fiscal year included expenses resulting from a restructuring charge and goodwill write-off.
                  Net earnings decreased in 1995 because of
                the decline in same store sales, a lower gross profit margin, and increased S G & A expenses resulting from a restructuring charge, a goodwill write-off, and costs for the implementation of a 401(k) benefit program.
                  Net earnings decreased in 1994 from 1993
                because same store sales growth decreased (to 1.2% in 1994 from3.2% in 1993) and the
                Company experienced an increased rate of growth in S G & A expenses (to 23.3% of sales in 1994 from 22.8% of sales in 1993.)


             Other                                    (Dollars in thousands)
                                                     1996      1995      1994
                                                   ___________________________
                Provision for LIFO
                  expense (benefit)...............$    422       536       (38)
                Inflation index................... 1.00473   1.00375   0.99960

                  In fiscal years 1996 and 1995, the rate of
                inflation was less than one-half of 1%. In fiscal year 1994, there was slight deflation. The effect of inflation on the Company's operating earnings is considered to be minimal. Management does not expect the Company to be adversely affected by future inflation because a large number of its stores are leased at fixed rents for up to twenty-five year periods and because increases in the cost of merchandise can be generally passed on through retail price increases. While inflation has not had a material impact on past operating results, there is no assurance that the Company will not be affected by inflation in the future.

                                           1996            1995         1994
                                       _________________________________________

                Inventory turnover
                  (annual)              9.4 times       8.0 times     7.9 times
                Increase (decrease)
                  from prior year             1.4             0.1           (.1)


                  Inventory turnover increased in 1996
                because of increased sales levels (same store sales increased 7.1%) combined with reductions in inventory levels. For fiscal year 1996 merchandise inventory was $90.8 million compared to $93.8 million for fiscal year 1995. The reduction in merchandise inventory was due to management's directive to reduce inventory levels in the Company's warehouses and supermarkets.
                  Inventory turnover increased slightly in
                1995 compared to 1994 because of decreases in the Company's merchandise inventories. For fiscal year 1995 merchandise inventory was $93.8 million compared to $105.7 million for fiscal year 1994. The reduction in merchandise inventory was due to management implementing a plan to reduce inventory levels at the Company's warehouses.
                  Inventory turnover decreased slightly in
                1994 compared to 1993 because the 1994 period was a 52-week fiscal year compared to the 1993 period which was a 53-week fiscal year.


                                                           (Dollars in thousands)
                                                        1996        1995       1994
                                                     ________________________________

                Dividends paid......................$    3,130      3,131      3,128
                Dividends per share.................      0.44       0.44       0.44
                Dividends as a percentage
                  of net earnings...................      81.3%     (12.2%)     28.6%


                  For fiscal years 1996, 1995 and 1994, the
                Company paid annual dividends totaling $.44 per share.

                LIQUIDITY AND CAPITAL RESOURCES


                Capital Spending

                  The following table shows capital
                expenditures during the last three fiscal years and planned capital expenditures during the 1997 fiscal year.


                                                           Plan           Actual
                                                      _______________________________
                                                       1997   1996     1995     1994
                                                      _______________________________
                Capital expenditures (millions)      $  25.2   21.7     35.2     17.7
                Supermarkets opened............            2      1       10        3
                Supermarkets closed.............           1      2       12        1
                Remodels:
                  Expansions / remodels completed         17      1        5        4
                  Renovations completed........         ----     48     ----     ----


                  The Company's plans with respect to store
                construction, acquisition, remodeling and expansion are frequently reviewed and revised in light of changing conditions. In addition, the Company's ability to proceed with projects, or to complete projects during a particular period, is subject to successful negotiation of satisfactory contractual arrangements, and the timing of projects is subject to normal construction and other delays. Therefore, it is possible that not all the projects described above will be commenced or completed in fiscal year 1997, and it is possible that a portion of the expenditures with respect to projects commenced during a fiscal year will carry over to the next year.


                Financing and Liquidity

                  Although the Company's supermarket
                locations are leased, the Company makes
                substantial expenditures to equip new and expanded supermarkets. The cost to equip a new supermarket is approximately $2.3 million while the cost to equip an expanded supermarket is approximately $1.5 million.
                In addition, the Company makes substantial expenditures for distribution center facilities and equipment. The Company plans to finance its capital expenditures with funds provided by operations. However, if an insufficient amount of funds is generated, the Company may obtain long-term financing or draw on short-term credit lines. The Company has a $75.0 million credit line from financial institutions of which $61.0 million is available for future use. The credit line is committed to the Company through June 1998.
                  Working capital decreased $853,000 to
                $22,067,000 from July 1, 1995 to June 29,
                1996. Additions to property and equipment were $21,671,000 during fiscal 1996 and consisted primarily of purchases of fixtures and equipment for new and remodeled stores and equipment for distribution center facilities.

                                              BOARD OF DIRECTORS

             These are photographs of the Board of Directors


                J. Thomas Arendall, Jr.
                President
                Arendall and Associates, Inc.

                Carl F. Bailey
                Retired President and
                Chief Executive Officer
                South Central Bell

                E. Eugene Bishop
                Retired Chairman of the Board
                Morrison Restaurants, Inc.

                John A. Caddell
                President and Chief Executive Officer
                Caddell Construction Company

                James M. Cain
                Retired Vice Chairman
                Entergy Corporation

                William W. Crawford
                Retired Senior Vice President
                and Secretary
                Kraft, Inc.

                Timothy E. Kullman
                Senior Vice President, Chief Financial Officer,
                Treasurer and Secretary
                Delchamps, Inc.

                Richard La Trace
                President
                Delchamps, Inc.

                David W. Morrow
                Chairman of the Board,
                Chief Executive Officer
                Delchamps, Inc.


             OFFICERS, BOARD & CORPORATE INFORMATION

             OFFICERS

                David W. Morrow
                Chairman of the Board & Chief Executive Officer

                Richard W. La Trace
                President

                Timothy E. Kullman
                Senior Vice President, Chief Financial Officer
                Treasurer & Secretary

                Frank L. Bennen
                Senior Vice President, Operations

                Thomas P. Robbins
                Senior Vice President, Marketing

                V. Lawrence Abreo
                Vice President, Management Information Systems

                Larry S. Griffin
                Vice President, Real Estate

                Thomas R. Trebesh
                Vice President, Human Resources

                Sarah F. Watson
                Assistant Secretary


             BOARD OF DIRECTORS

                J. Thomas Arendall, Jr.
                President
                Arendall and Associates, Inc.
                                                                .
                Carl F. Bailey
                Retired President and Chief Executive Officer
                South Central Bell

                E. Eugene Bishop
                Retired Chairman of the Board
                Morrison Restaurants, Inc.

                John A. Caddell
                President and Chief Executive Officer
                Caddell Construction Company

                James M. Cain
                Retired Vice Chairman
                Entergy Corporation

                William W. Crawford
                Retired Senior Vice President and Secretary
                Kraft, Inc.

                Timothy E. Kullman
                Senior Vice President, Chief Financial Officer,
                Treasurer & Secretary
                Delchamps, Inc.

                Richard La Trace
                President
                Delchamps, Inc.

                David W. Morrow
                Chairman of the Board, Chief Executive Officer
                Delchamps, Inc.



             CORPORATE INFORMATION

                CORPORATE ADDRESS

                Delchamps, Inc.
                305 Delchamps Drive
                Post Office Box 1668
                Mobile, Alabama  36633
                Telephone (334) 433-0431


                TRANSFER AGENT, REGISTRAR AND
                DIVIDEND DISBURSEMENT AGENT

                AmSouth Bank of Alabama
                P.O. Box 11426
                Birmingham, Alabama  35202


                STOCK LISTING

                NASDAQ National Market
                Symbol:  DLCH

                FORM 10-K

                A copy of the Company's annual report to the Securities and Exchange Commission is available to stockholders without charge upon written request to the Senior Vice
                President, Chief Financial Officer,
                Treasurer and Secretary at the Corporate
                Offices.


                ANNUAL MEETING

                The annual meeting of stockholders of
                Delchamps, Inc. will be held in the Adam's
                Mark Riverview Plaza Hotel, Alabama
                Ballroom, 64 South Water Street, Mobile,
                Alabama at 10:00 a.m. on October 22, 1996


                AUDITORS

                KPMG Peat Marwick LLP
                303 Peachtree Street N.E.
                Atlanta, Georgia  30308


                MARKET MAKERS FOR DELCHAMPS STOCK

                J.C. Bradford & Company
                Morgan, Keegan & Company
                Sterne, Agee & Leach
                Troster Singer Corporation
                Mayer & Schweitzer, Inc.
                Herzog, Heine, Geduld, Inc.
                Goldman, Sachs & Company
                Gabelli & Company, Inc.